Form 10-K405, Exhibit 13
period 1996-12-28
STEIN MART INC
filed 1997-03-27
CIK 884940


                                STEIN MART, INC.

                            SELECTED FINANCIAL DATA

       (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)

STATEMENT OF INCOME DATA:                                     1996        1995        1994        1993        1992
                                                            --------    --------    --------    --------    --------
     Net Sales                                              $616,150    $496,006    $419,220    $342,730    $278,254
     Cost of Merchandise Sold                                451,232     366,781     305,672     247,334     201,129
                                                            --------    --------    --------    --------    --------
          Gross Profit                                       164,918     129,225     113,548      95,396      77,125
     Selling, General and Administrative Expenses            128,427     105,195      87,397      71,468      58,064
     Other Income, Net                                         7,624       6,378       5,062       3,992       3,234
                                                            --------    --------    --------    --------    --------
          Income From Operations                              44,115      30,408      31,213      27,920      22,295
     Interest Expense                                          1,567       1,289         744         464         852
                                                            --------    --------    --------    --------    --------
     Income Before Income Taxes                               42,548      29,119      30,469      27,456      21,443
     Income Tax Provision                                     16,594      11,361      12,050      10,774       7,522
                                                            --------    --------    --------    --------    --------
          Net Income                                        $ 25,954    $ 17,758    $ 18,419    $ 16,682    $ 13,921
                                                            ========    ========    ========    ========    ========
     Net Income Per Share                                      $1.10       $0.76       $0.78       $0.70
     Pro Forms Net Income (1)                                                                               $ 13,293
                                                                                                            ========
     Pro Forma Net Income Per Share (1)(2)                                                                     $0.61
     Weighted Average Shares Outstanding (2)                  23,594      23,454      23,721      23,895      21,785

SELECTED OPERATING DATA:

     Stores Open at End of Period                                123         100          80          66          51
     Average Sales Per Store (000's)(3)                     $  6,176    $  6,129    $  6,335    $  6,429    $  6,452
     Average Sales Per Square Foot of Selling Area (4)      $    191    $    189    $    196    $    205    $    206
     Comparable Store Net Sales Increase (Decrease)(5)            6.1%       (0.7%)       2.4%        2.3%       10.9%

BALANCE SHEET DATA:

     Working Capital                                        $ 86,588    $ 63,685    $ 53,668    $ 42,489    $ 35,751
     Total Assets                                            218,264     173,517     154,039     116,401      87,198
     Long-term Debt, Less Current Portion                          1           1           1           1           1
     Total Stockholders' Equity (6)                          132,143     101,436      85,277      66,858      50,176

----------
(1) From February 1, 1987 until its initial public offering in April 1992, the Company was treated for federal income tax purposes as an S Corporation and elected S Corporation status in all but three states in which it operated during the same period. The pro forma information has been computed as if the Company were subject to federal and state income taxes for all periods presented, based on the tax laws in effect during the respective periods.

(2) At its meeting on August 9, 1993, the Company's Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend. The additional shares were distributed September 10,1993 to shareholders of record on August 25, 1993. The weighted average shares outstanding and the income per share for all periods presented reflect the effect of this stock split.

(3) Average sales per store (including sales from leased shoe and fragrance departments) for each period have been calculated by dividing (a) total sales during such period by (b) the number of stores open at the end of such period, in each case exclusive of stores open for less than 12 months.

4) Includes sales and selling space of the leased shoe and fragrance departments. Selling area excludes administrative, receiving and storage areas.

(5) Comparable store information for a period reflects stores open throughout that period and for the full prior year. Stores remodeled or relocated continue to be included if no more than 20% additional square footage is added, the store continues to serve the same market, and a same or similar market strategy continues.

(6) Net of historical stockholder distributions during the periods the Company was an S Corporation.

                                STEIN MART, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

This report includes a number of forward-looking statements which reflect the Company's current views with respect to future events and financial performance. In these reports the words "may", "expect", "anticipate", "believe", "estimate" and similar expressions identify forward looking statements.

Any such forward-looking statements contained herein are subject to certain risks and uncertainties that could cause the Company's actual results of operations to differ materially from historical results or current expectations. These factors include, without limitation, intense competition from other retailers many of whom are larger and have greater financial and marketing resources, the availability of suitable new store sites at acceptable lease terms, changes in the level of consumer spending or preferences in apparel, adequate sources of designer and brand-name merchandise at acceptable prices, and the Company's ability to attract and retain qualified employees to support planned growth.

The following should be read in conjunction with the "Selected Financial Data" and the notes thereto and the Financial Statements and notes thereto of the Company.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of the Company's net sales represented by each line item presented:


                                                          YEARS ENDED
                                                   ---------------------------
                                                   DEC. 28,  DEC. 30,  DEC. 31,
                                                    1996      1995      1994
                                                   --------   -------  --------
    Net Sales                                      100.0%    100.0%    100.0%
    Cost of Merchandise Sold                        73.2      73.9      72.9
                                                   -----     -----     -----
         Gross Profit                               26.8      26.1      27.1
    Selling, General and Administrative Expenses    20.8      21.2      20.8
    Other Income, Net                                1.2       1.2       1.2
                                                   -----     -----     -----
         Income From Operations                      7.2       6.1       7.5
    Interest Expense                                  .3        .2        .2
                                                   -----     -----     -----
    Income Before Income Taxes                       6.9%      5.9%      7.3%
                                                   =====     =====     =====

1996 COMPARED TO 1995

In 1996 the Company opened 24 stores and closed 1 store bringing to 123 the number of stores in operation at year-end. In accordance with the Company policy of evaluating underperforming stores, the Company chose to close its Plantation, Florida store in February 1996.

Net sales of $616.2 million were achieved in 1996, an increase of $120.2 million, or 24.2 percent over net sales of $496.0 in 1995. The 24 new stores opened in 1996 contributed $57.4 million to net sales. Comparable store net sales in 1996 increased by 6.1 percent from 1995.

Gross profit for 1996 was $164.9 million, an increase of $35.7 million over the gross profit of $129.2 million for the previous year. Gross profit as a percentage of net sales increased 0.7 percent to 26.8 percent from 26.1 percent in the previous year. This increase is primarily the result of decreased markdowns, notably in the fourth quarter.

Selling, general and administrative expenses were $128.4 million, or 20.8 percent of net sales for 1996, as compared to $105.2 million, or 21.2 percent of net sales for 1995. The increase in expense dollars is primarily due to the additional stores in operation during 1996 as compared to the number of stores in operation in 1995. The decrease of 0.4 percent of net sales was due to leveraging selling and advertising expenses. Included in selling, general and administrative expenses were pre-opening expenses for the 24 stores opened in 1996 in the amount of $3.2 million and for the 20 stores opened in 1995 in the amount of $2.3 million.

                                STEIN MART, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Other income, primarily from in-store leased shoe departments, amounted to $7.6 million in 1996, an increase of $1.2 million over the $6.4 million for 1995. The increase was due to the additional stores opened in 1996.

Interest expense for 1996 was $1.6 million, compared to $1.3 million in 1995. This increase is due to increased average levels of borrowing partially offset by lower interest rates.

The effective tax rate for 1996 and 1995 was 39.0 percent

The factors discussed above resulted in net income for 1996 of $26.0 million, an increase of 46.2 percent from net income of $17.8 million in 1995.

1995 COMPARED TO 1994

In 1995 the Company opened 20 stores bringing to 100 the number of stores in operation at year-end.

Net sales of $496.0 million were achieved in 1995, an increase of $76.8 million, or 18.3 percent over net sales of $419.2 million in 1994. The 20 new stores opened in 1995 contributed $50.4 million to net sales. Comparable store net sales in 1995 decreased by 0.7 percent from 1994.

Gross profit for 1995 was $129.2 million, an increase of $15.7 million over the gross profit of $113.5 million for the previous year. Gross profit as a percentage of net sales decreased 1.0 percent to 26.1 percent from 27.1 percent in the previous year. This decrease is primarily the result of increased markdowns reflecting a higher level of promotional activity, notably in the fourth quarter, and a slight increase in occupancy costs as a percent of net sales due to lower than expected sales.

Selling, general and administrative expenses were $105.2 million, or 21.2 percent of net sales for 1995, as compared to $87.4 million, or 20.8 percent of net sales for 1994. The increase in expense dollars is primarily due to the additional stores in operation during 1995 as compared to the number of stores in operation in 1994. The increase of 0.4 percent of net sales was due to lower sales productivity. Included in selling, general and administrative expenses were pre-opening expenses for the 20 stores opened in 1995 in the amount of $2.3 million and for the 14 stores opened in 1994 in the amount of $1.7 million.

Other income, primarily from in-store leased shoe departments, amounted to $6.4 million in 1995, an increase of $1.3 million over the $5.1 million for 1994. The increase was due to the additional 20 stores in 1995 and the change during 1995 to operating the fragrance department as a leased department instead of an owned department.

Interest expense for 1995 was $1,289,000, compared to $744,000 in 1994. This increase is due to a combination of higher interest rates and increased average levels of borrowing.

The effective tax rate for 1995 was 39.0 percent as compared to 39.5 percent for 1994. The lower effective tax rate resulted from federal income tax audit adjustments included in 1994.

The factors discussed above resulted in net income for 1995 of $17.8 million, a decrease of 3.6 percent from net income of $18.4 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements are to support inventory and capital investments for the opening of new stores, to maintain and improve existing stores, and to meet seasonal working capital needs. The Company's capital requirements and working capital needs are funded through a combination of internally generated funds, a bank line of credit and credit terms from vendors. During the course of the Company's seasonal business cycle, working capital is needed to support inventory for existing stores, especially during peak selling seasons. Historically, the Company's working capital needs are lowest in the first quarter and peak in either the third or fourth quarter in anticipation of the fourth quarter selling season.

                                STEIN MART, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Net cash provided by operating activities for 1996 amounted to $19.8 million, compared to $9.2 million for 1995. The $26.2 million increase in inventory levels is primarily related to the new stores opened during 1996.

Net cash provided by operating activities for 1995 amounted to $9.2 million, compared to $22.9 million for 1994. Most of the $18.0 million increase in inventories related to the 20 new stores opened during 1995 offset partially by a decrease in average store inventories in 1995.

For 1996 and 1995, cash flows used in investing activities amounted to $16.1 million and $13.8 million, respectively, primarily for the acquisition of fixtures, equipment and leasehold improvements for the opening of new stores and for information system enhancements.

Cash provided by financing activities in 1996 was from proceeds and related income tax benefits received from the exercise of stock options offset partially by cash used to repurchase 370,000 shares of common stock. As of February 20, 1997 a total of 551,500 shares had been repurchased pursuant to the Board of Directors' authorizations to repurchase a total of 1,000,000 shares. There was no effect on cash flow from the line of credit during 1996 or 1995 as the balance due under the credit agreement remained unchanged at $1,000 at year-end for 1996, 1995 and 1994.

The cost of opening a prototypical new store generally ranges from $450,000 to $650,000 for fixtures, equipment, leasehold improvements and pre-opening costs (primarily advertising, stocking and training). Pre-opening costs are expensed in the year of opening. Initial inventory investment for a new store is approximately $1 million (a portion of which is normally financed through vendor credit). New stores typically generate operating profit in the first year of operation. The Company's total anticipated capital expenditures for 1997 (including amounts budgeted for new store expansion, improvements to existing stores and information system enhancements), are approximately $22 million.

The Company may borrow up to $40 million throughout the year and an additional $10 million seasonally under its existing credit agreement. Due to the seasonal nature of the Company's business, the Company's bank borrowings fluctuate during the year, typically reaching their highest levels during the third or fourth quarters, as the Company builds its inventory for the Christmas selling season. At December 28, 1996, the loan balance was reduced to $1,000, a minimum balance to avoid termination of the loan agreement. The Company had cash and cash equivalents at December 28, 1996 of $23.6 million.

The Company believes that expected net cash provided by operating activities, bank borrowings and vendor credit will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements.

SEASONALITY AND INFLATION

The Company's business is seasonal in nature with the fourth quarter, which includes the Christmas selling season, historically accounting for the largest percentage of the Company's net sales volume and operating profit. During the past three years, the fourth quarter accounted for an average of 37% of the Company's annual net sales and 63% of the Company's income from operations. Accordingly, selling, general and administrative expenses are typically higher as a percentage of net sales during the first three quarters of each year.

Inflation affects the costs incurred by the Company in the purchase of merchandise, the leasing of its stores, and certain components of its selling, general and administrative expenses. The Company has offset the effects of inflation through the control of expenses during the past three years. However, there can be no assurance that inflation will not have a material effect in the future.

                                STEIN MART, INC.
                             REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS



PRICE WATERHOUSE LLP [LOGO]

To the Board of Directors and Stockholders of Stein Mart, Inc.

In our opinion, the financial statements appearing on pages 9 through 21 of this annual report present fairly, in all material respects, the financial position of Stein Mart, Inc. at December 28, 1996 and December 30, 1995, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
Orlando, Florida
February 14, 1997


                                STEIN MART, INC.

                                 BALANCE SHEET

                                 (IN THOUSANDS)
                                                          DECEMBER 28,   DECEMBER 30,
                                                              1996           1995
                                                         ------------   ------------
ASSETS
  Current assets:
     Cash and cash equivalents ..........................   $ 23,551       $ 15,141
     Trade and other receivables ........................      2,291          1,311
     Inventories ........................................    139,180        112,961
     Prepaid expenses and other current assets...........      1,874          1,955
                                                            --------       --------
          Total current assets ..........................    166,896        131,368

   Property and equipment, net ..........................     50,151         40,691
   Other assets .........................................      1,217          1,458
                                                            --------       --------
          Total assets ..................................   $218,264       $173,517
                                                            ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
     Accounts payable ...................................   $ 59,176       $ 47,616
     Accrued liabilities ................................     17,187         14,622
     Income taxes payable ...............................      3,945          5,445
                                                            --------       --------
          Total current liabilities......................     80,308         67,683

   Notes payable to bank ................................          1              1
   Deferred income taxes ................................      5,812          4,397
                                                            --------       --------
          Total liabilities .............................     86,121         72,081

   Stockholders' equity:
      Preferred stock, $.01 par value; 1,000,000
          shares authorized; no shares outstanding
      Common stock, $.01 par value; 50,000,000 shares
          authorized; 22,811,444 shares issued and
          outstanding at December 28, 1996 and
          22,365,584 shares issued and outstanding
          at December 30, 1995 ..........................        228            224
      Paid-in capital....................................     40,904         36,155
      Retained earnings .................................     91,011         65,057
                                                            --------       --------
          Total stockholders' equity ....................    132,143        101,436
                                                            --------       --------
          Total liabilities and stockholder's equity ....   $218,264       $173,517
                                                            ========       ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                STEINMART, INC.
                              STATEMENT OF INCOME
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                           FOR THE YEARS ENDED
                                                ------------------------------------------
                                                DECEMBER 28,   DECEMBER 30,   DECEMBER 31,
                                                    1996           1995           1994
                                                ------------   ------------   ------------
Net sales ....................................    $616,150       $496,006       $419,220
Costs of merchandise sold ....................     451,232        366,781        305,672
                                                  --------       --------       --------
  Gross profit ...............................     164,918        129,225        113,548

Selling, general and administrative expenses .     128,427        105,195         87,397
Other income, net ............................       7,624          6,378          5,062
                                                  --------       --------       --------
  Income from operations......................      44,115         30,408         31,213

Interest expense .............................       1,567          1,289            744
                                                  --------       --------       --------
Income before income taxes ...................      42,548         29,119         30,469

Provision for income taxes ...................      16,594         11,361         12,050
                                                  --------       --------       --------
  Net income .................................    $ 25,954       $ 17,758       $ 18,419
                                                  ========       ========       ========

Weighted average shares outstanding ..........      23,594         23,454         23,721
                                                  ========       ========       ========

Net income per share .........................       $1.10          $0.76          $0.78
                                                  ========       ========       ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                 STEINMART, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                           TOTAL
                                                  COMMON       PAID-IN       RETAINED   STOCKHOLDERS'
                                                  STOCK        CAPITAL       EARNINGS      EQUITY
                                                  ------       -------       --------   -------------
Balance at December 31, 1993 ...............       $225       $37,753       $28,880       $ 66,858

   Net income ..............................                                 18,419         18,419
                                                   ----       -------       -------       --------

Balance at December 31, 1994 ...............        225        37,753        47,299         85,277

   Net income ..............................                                 17,758         17,758
   Common shares issued under stock option
      plan and related income tax benefits.                       254                          254
   Reacquired shares .......................         (1)       (1,852)                      (1,853)
                                                   ----       -------       -------       --------

Balance at December 30, 1995 ...............        224        36,155        65,057        101,436

   Net income ..............................                                 25,954         25,954
   Common shares issued under stock option
      plan and related income tax benefits .          8         9,311                        9,319
   Reacquired shares .......................         (4)       (4,562)                      (4,566)
                                                   ----       -------       -------       --------

Balance at December 28, 1996 ...............       $228       $40,904       $91,011       $132,143
                                                   ====       =======       =======       ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                STEINMART, INC.
                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                        FOR THE YEARS ENDED
                                                             ------------------------------------------
                                                             DECEMBER 28,   DECEMBER 30,   DECEMBER 31,
                                                                 1996           1995           1994
                                                             ------------   ------------   ------------
Cash flows from operating activities:
  Net income ............................................      $ 25,954       $ 17,758       $ 18,419
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization .....................         6,659          5,176          4,121
      Loss on disposition of property
        and equipment ...................................                                         240
      (Increase) decrease in:
        Trade and other receivables .....................          (980)          (311)           433
        Inventories .....................................       (26,219)       (18,017)       (18,758)
        Prepaid expenses and other current assets .......            81            (88)          (150)
        Other assets ....................................           241          1,403           (668)
      Increase (decrease) in:
        Accounts payable ................................        11,560            596         15,911
        Accrued liabilities .............................         2,565          1,843          2,255
        Income taxes payable ............................        (1,500)          (193)           492
        Deferred income taxes ...........................         1,415          1,073            561
                                                                -------        -------        -------
  Net cash provided by operating activities .............        19,776          9,240         22,856

Cash flows used in investing activities:
  Net acquisition of property and equipment .............       (16,119)       (13,794)       (11,494)

Cash flows from financing activities:
  Proceeds from exercise of stock options and related
    income tax benefits .................................         9,319            254
Purchase of common stock ................................        (4,566)        (1,853)
                                                                 -------        -------        -------
  Net cash provided by (used in) financing activities ...         4,753         (1,599)           --
                                                                 -------        -------        -------

Net increase (decrease) in cash and cash
  equivalents ...........................................         8,410         (6,153)        11,362
Cash and cash equivalents at beginning of year ..........        15,141         21,294          9,932
                                                                -------        -------        -------
Cash and cash equivalents at end of year ................       $23,551        $15,141        $21,294
                                                                =======        =======        =======

Supplemental disclosures of cash flow information:
  Interest paid .........................................       $ 1,372        $ 1,144        $   590
  Income taxes paid .....................................        12,142         10,456         10,899

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                STEINMART, INC.
                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 28, 1996
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

At December 28, 1996 the Company operated a chain of 123 off-price retail stores in 21 states. Each store offers women's, men's and children's apparel, as well as accessories, gifts, linens and shoes.

FISCAL YEAR
In 1995 the Company changed its reporting period from a calendar year to a 52-53 week fiscal year ending on the Saturday closest to December 31. Results for 1996 and 1995 are for the 52 weeks ended December 28, 1996 and December 30, 1995, respectively. The effect of the change was not material to the Company's 1995 financial statements.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less.

INVENTORIES
Merchandise inventories are valued at the lower of average cost or market, on a first-in first-out basis, using the retail inventory method.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line method using estimated useful lives of 5-10 years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the lease.

Routine maintenance and repairs are charged to expense when incurred. Major replacements and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. The Company reviews long-lived assets, and reserves for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

PRE-OPENING EXPENSES
Non-capital expenditures incurred prior to the opening of new stores are amortized ratably over the period from the date of the store opening to the end of the fiscal year.

ADVERTISING EXPENSE
Advertising costs are expensed as incurred. Advertising expenses of $21,089,000, $18,114,000 and $15,560,000 are reflected in the Statement of Income for 1996, 1995 and 1994, respectively.

INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NET INCOME PER SHARE
Net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding plus the common stock equivalents related to stock options for each period.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  PROPERTY AND EQUIPMENT, NET

Property and equipment and the related accumulated depreciation and amortization consist of:

                                                             1996      1995
                                                            -------   ------

          Furniture, fixtures and equipment                 $60,974   $48,493
          Building and leasehold improvements                18,380    14,806
          Land                                                  128       128
                                                            -------   -------
                                                             79,482    63,427

        Less: accumulated depreciation and amortization      29,331    22,736
                                                            -------   -------
                                                            $50,151   $40,691
                                                            =======   =======

                                STEINMART, INC.
                      NOTES TO FINANCIAL STATEMENTS, CONT'D

3.  ACCRUED LIABILITIES

The major components of accrued liabilities are as follows:

                                                              1996      1995
                                                            -------   -------

          Taxes, other than income taxes                    $ 8,973   $ 7,104
          Salaries, wages, bonuses and benefits               2,218     2,542
          Other                                               5,996     4,976
                                                            -------   -------
                                                            $17,187   $14,622
                                                            =======   =======

4.  NOTES PAYABLE TO BANK

The Company's revolving credit agreement with a banking institution provides a line of credit of $40 million and an additional $10 million seasonal line of credit. The agreement expires on June 29, 1999 at which time any outstanding loan balance becomes due in 16 equal quarterly installments. The agreement includes a $4 million letter of credit facility which expires on June 30, 1997 and a $10 million bankers acceptance facility. Borrowings under the agreement are classified as long-term debt based on the maturity date of the agreement and the Company's ability to convert the outstanding balance to a term note at maturity.

Interest on the outstanding balance is payable quarterly, at the option of the Company, at 1.50% below the prime rate or at .5% over the London Inter-Bank Offering Rate (LIBOR). The Company is obligated to pay a quarterly commitment fee of 1/8 percent per annum based on the daily average unused balance of the commitment during the term of the agreement. The agreement also requires the Company to maintain certain financial ratios and meet certain working capital, net worth and indebtedness tests for which the Company is in compliance at December 28, 1996.

5.  STOCKHOLDERS' EQUITY

During 1996, the Company repurchased 370,000 shares of its common stock in the open market at a total cost of $4,566,000. During 1995, 166,500 shares were repurchased for $1,853,000.

6.  STOCK OPTION PLANS

The Company has an Employee Stock Plan which provides that a maximum of 3,000,000 shares of common stock may be granted to certain key employees through non-qualified stock options, incentive stock options, stock appreciation rights and restricted stock. The Compensation Committee of the Board of Directors determines the exercise price of options which cannot be less than the fair market value on the date of grant for incentive stock options or 50% of the fair market value for non-qualified options. One-third of the options granted become exercisable on each of the third, fourth and fifth anniversary dates of grant and expire ten years after the date of grant. No stock appreciation rights or restricted stock awards have been granted under this plan.

The Company also has a Director Stock Option Plan which provides that a total of 42,000 shares of common stock may be issued to outside directors through stock options which are exercisable at a price equal to the fair market value at the date of grant and which become exercisable on the same basis as options issued under the Employee Stock Plan.

Information regarding these fixed-price option plans for 1996, 1995 and 1994 is as follows:


                                                       1996                     1995             1994
                                               ---------------------     --------------------   ------
                                                NUMBER     WEIGHTED-     NUMBER     WEIGHTED-   NUMBER
                                                  OF        AVERAGE        OF        AVERAGE      OF
                                                SHARES     EXERCISE      SHARES     EXERCISE    SHARES
                                                 (000)       PRICE       (000)       PRICE      (000)
                                                -------    ---------     -------    ---------   ------
Options outstanding at beginning of year          2,430       $ 8          2,261       $ 8       2,144
Options granted                                     144        18            258        12         150
Options exercised                                  (816)        6            (32)        5           -
Options forfeited                                   (52)       13            (57)       12         (33)
                                                -------                  -------                ------
Option outstanding at end of year                 1,706        10          2,430         8       2,261
                                                =======                  =======                ======
Options exercisable at end of year                  487                      625                    --

                                 STEINMART, INC.
                     NOTES TO FINANCIAL STATEMENTS, CONT'D

The following table summarizes information about fixed-price stock options outstanding at December 28, 1996:

                    OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
            -----------------------------------  ----------------------
                          WEIGHTED-
                           AVERAGE    WEIGHTED-               WEIGHTED-
RANGE OF       NUMBER     REMAINING    AVERAGE     NUMBER      AVERAGE
EXERCISE    OUTSTANDING  CONTRACTUAL   EXERCISE  EXERCISABLE   EXERCISE
 PRICES        (000)        LIFE        PRICE      (000)        PRICE
---------   -----------  -----------   --------  -----------  ---------
$ 5 to  9      1,091      5.1 years      $ 6          441        $ 7
 10 to 14        292      8.5             12            4         10
 15 to 19        211      8.2             17           18         16
 20 to 24        112      7.4             21           24         20
               -----                                  ---
$ 5 to 24      1,706      6.2             10          487          8
               =====                                  ===

The Company has adopted the disclosure only option under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and accordingly has retained the intrinsic value method of accounting for stock based compensation. Accordingly, no compensation cost has been recognized for the stock option plans. If the accounting provisions of the new Statement had been adopted as of the beginning of 1995, the effect on 1996 and 1995 net earnings would not have been significant.

7.  LEASED FACILITIES AND COMMITMENTS

The Company leases substantially all of its retail and support facilities. Annual store rent generally comprises a fixed minimum amount plus a contingent amount based on a percentage of sales exceeding a stipulated amount. Most leases also require additional payments covering real estate taxes, common area costs and insurance.

Rent expense for 1996, 1995 and 1994 was as follows:

                                     1996      1995     1994
                                    -------   -------  -------

               Minimum rentals      $23,315   $19,069  $15,531
               Contingent rentals       527       580      404
                                    -------   -------  -------
                                    $23,842   $19,649  $15,935
                                    =======   =======  =======

At December 28, 1996, the Company was committed under noncancellable leases with remaining terms of up to 20 years for the majority of its retail and corporate facilities. Future minimum payments under noncancellable leases are:

                    1997            $ 25,816
                    1998              25,557
                    1999              24,633
                    2000              22,944
                    2001              21,781
                    Thereafter       108,657
                                    --------
                                    $229,388
                                    ========

The Company subleases shoe department space and, beginning in 1995, fragrance department space in all of its stores. Sales from leased departments are excluded from sales of the Company. Sublease rental income of $7,248,000, $5,869,000 and $4,636,000 is included in other income, net for 1996, 1995 and 1994, respectively. Total future minimum rental income under these noncancellable subleases is $7,309,000 at December 28, 1996.

8.  PROFIT SHARING PLAN

The Company has a defined contribution retirement plan covering employees who are at least 21 years of age and have completed at least one year of service. Under the profit sharing portion of the plan, the Company makes discretionary contributions which vest at a rate of 20 percent per year after three years of service. Under the 401(k) portion of the plan the Company contributes one percent of the employee's compensation and matches 25 percent of the employee's voluntary pre-tax contributions up to a maximum of four percent of the employee's compensation. The Company's base 401(k) contribution vests immediately while the matching portion vests in accordance with the plan's vesting schedule. Total Company contributions under the retirement plan were $1,150,000, $780,000 and $720,000 for 1996, 1995 and 1994, respectively.

                     NOTES TO FINANCIAL STATEMENTS CONT'D.

9.  INCOME TAXES

The provision for income taxes for 1996, 1995 and 1994 consisted of:

                                                 1996         1995         1994
                                               -------      -------      -------
Current:
     Federal                                   $12,844      $ 8,751      $ 9,796
     State                                       2,335        1,537        1,693
                                               -------      -------      -------
     Total current                              15,179       20,288       11,489

Deferred:
     Federal                                     1,197          848          476
     State                                         218          225           85
                                               -------      -------      -------
     Total deferred                              1,415        1,073          561
                                               -------      -------      -------
     Total income tax expense                  $16,594      $11,361      $12,050
                                               =======      =======      =======

Income tax expense differed from the amounts computed by applying the Federal statutory rate of 35 percent to income before taxes as follows:

                                                    1996       1995       1994
                                                  -------    -------    -------
     Tax expense at the statutory rate            $14,892    $10,192    $10,664
     State income taxes, net of federal
       benefit                                      1,702      1,145      1,229
     Other                                             --         24        157
                                                  -------    -------    -------
                                                  $16,594    $11,361    $12,050
                                                  =======    =======    =======
     Effective tax rate                              39.0%      39.0%      39.5%
                                                  =======    =======    =======

Deferred income tax assets and liabilities resulted from the following temporary differences:

                                                  1996        1995         1994
                                                -------     -------      -------
     Excess of tax over book depreciation       $ 5,715     $ 4,401      $ 3,316
     Other                                           97          (4)           8
                                                -------     -------      -------
                                                $ 5,812     $ 4,397      $ 3,324
                                                =======     =======      =======

The exercise of stock options which have been granted under the Company's various stock option plans gives rise to compensation which is includable in the taxable income of the applicable employees and deductible by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company's common stock subsequent to the date of grant of the applicable exercised stock options, and, in accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and the related tax benefits are recorded directly in Additional Paid-in Capital.

In the year ended December 28, 1996, such deductions resulted in significant federal and state tax deductions for the Company. In the year ended December 30, 1995, such deductions resulted in minor federal and state tax deductions for the Company. In the year ended December 31, 1994, there were no stock options exercised.

10.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table shows unaudited quarterly results of operations for 1996 and 1995:

                                             QUARTER ENDED                                      QUARTER ENDED
                              -----------------------------------------------   ----------------------------------------------
                               MAR. 31,    JUN. 29,    SEPT. 28,     DEC. 28,    APR. 1,      JUL. 1,    SEPT. 30,   DEC. 30,
                                 1996        1996        1996          1996       1995         1995        1995        1995
                              -----------------------------------------------   ----------------------------------------------
Net sales                      $108,517     $149,400    $131,264    $226,969    $87,709     $116,530    $108,221    $183,546
Gross profit                     24,880       42,803      31,183      66,052     19,063       33,153      25,495      51,514
Net income (loss)                  (564)       7,712       2,411      16,395     (1,261)       5,229       1,565      12,225
EPS                            $  (0.02)    $   0.33    $   0.10    $   0.69    $ (0.05)    $   0.22    $   0.07    $   0.52

11.  SUBSEQUENT EVENTS

In addition to the shares repurchased as described in Note 5, as of February 20, 1997 the Company had repurchased an additional 15,000 shares of its common stock in the open market at a total cost of $295,000.

                                Stein Mart, Inc.
                             Stockholder Information

CORPORATE HEADQUARTERS
Stein Mart, Inc.
1200 Riverplace Boulevard
Jacksonville, FL 32207
(904) 346-1500

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS The annual meeting of stockholders will be held at two o'clock in the afternoon, Monday, May 12, 1997 at the Jacksonville Hilton and Towers, 1201 Riverplace Boulevard, Jacksonville, Florida.

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services (CMSS)
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660
CMSS shareholder services: 1-800-756-3353
CMSS website: http://www.cmssonline.com

LEGAL COUNSEL
Mitchell W. Legler, P.A.
1 Independent Drive
Suite 3104
Jacksonville, Florida 32202

INDEPENDENT AUDITORS
Price Waterhouse LLP
Orlando, Florida

COMMON STOCK INFORMATION
Stein Mart's common stock is traded on the NASDAQ National Market under the trading symbol SMRT. On March 11, 1997, there were 987 stockholders of record.

The following table reflects the high and low sales prices of the common stock for each fiscal quarter in 1995 and 1996.

(Quarter ending dates)                     High            Low
                                        ----------      ----------
April 1, 1995                           $15.00          $ 9.25
July 1,1995                             $13.88          $ 8.88
September 30, 1995                      $14.75          $10.50
December 30, 1995                       $13.13          $10.50

March 30, 1996                          $15.25          $ 8.50
June 29, 1996                           $20.75          $14.38
September 28, 1996                      $24.75          $15.63
December 28, 1996                       $23.50          $17.75

The Company intends to reinvest future earnings in the business and accordingly does not anticipate paying dividends in the foreseeable future.

FINANCIAL INFORMATION
Investor inquiries are welcome. Individuals may contact the Company by letter to request information, including a copy of Stein Mart's Annual Report to the Securities and Exchange Commission on Form 10-K. Additional copies and other financial reports are available without charge upon request to :

Susan Datz Edelman
Director, Stockholder Relations
Stein Mart, Inc.
1200 Riverplace Boulevard
10th Floor
Jacksonville, FL 32207

Requests for stockholder information may also be sent by electronic mail to SteinMrt@aol.com.
                                      31