Form 10-K405, Exhibit 13
period 1998-01-03
STEIN MART INC
filed 1998-04-02
CIK 884940

                                Stein Mart, Inc.
                             Selected Financial Data
       (Dollars in Thousands Except Per Share Amounts and Operating Data)

                                                     1997 (1)        1996          1995            1994           1993
                                                   -----------    -----------    -----------    ----------- -----------
Statement of Income Data:
Net Sales                                           $792,655      $616,150       $496,006        $419,220       $342,730
Cost of Merchandise Sold                             579,747       451,232        366,781         305,672        247,334
                                                  -----------    -----------    -----------    -----------    -----------
     Gross Profit                                    212,908       164,918        129,225         113,548         95,396
Selling, General and Administrative Expenses         163,953       128,427        105,195          87,397         71,468
Other Income, Net                                      9,243         7,624          6,378           5,062          3,992
                                                  -----------    -----------    -----------    -----------    -----------
     Income From Operations                           58,198        44,115         30,408          31,213         27,920
Interest Expense                                       1,203         1,567          1,289             744            464
                                                  -----------    -----------    -----------   ------------    -----------
Income Before Income Taxes                            56,995        42,548         29,119          30,469         27,456
Income Tax Provision                                  22,228        16,594         11,361          12,050         10,774
                                                  -----------    -----------    -----------    -----------    -----------
     Net Income                                     $ 34,767      $ 25,954       $ 17,758        $ 18,419       $ 16,682
                                                  ===========    ===========    ===========    ===========    ===========

Earnings Per Share - Basic (2)                         $1.51         $1.16          $0.79           $0.82          $0.74
Earnings Per Share - Diluted (2)                       $1.47         $1.12          $0.77           $0.79          $0.71

Selected Operating Data:
Stores Open at End of Period                             151           123            100              80             66
Average Sales Per Store (000's) (3)                 $  6,261      $  6,176       $  6,129        $  6,335        $ 6,429
Average Sales Per Square Foot of Selling Area (4)   $    194      $   191        $   189         $   196          $ 205
Comparable Store Net Sales Increase (Decrease) (5)      7.2%          6.1%         (0.7%)            2.4%           2.3%

Balance Sheet Data:
Working Capital                                     $110,296      $ 86,588       $ 63,685        $ 53,668       $ 42,489
Total Assets                                         270,604       218,264        173,517         154,039        116,401
Long-term Debt, Less Current Portion                    -                1              1               1              1
Total Stockholders' Equity                           165,803       132,143        101,436          85,277         66,858

(1)    1997 is a 53-week year; all others are 52-week years.
(2) Basic and Diluted Earnings Per Share are presented for all periods in accordance with Financial Accounting Standards No. 128, "Earnings Per Share" which the Company adopted in 1997.
(3) Average sales per store (including sales from leased shoe and fragrance departments ) for each period have been calculated by dividing (a) total sales during such period by (b) the number of stores open at the end of such period, in each case exclusive of stores open for less than 12 months. All periods are calculated on a 52-week basis.
(4) Includes sales and selling space of the leased shoe and fragrance departments. Selling area excludes administrative, receiving and storage areas. All periods are calculated on a 52-week basis.
(5) Comparable store information for a period reflects stores open throughout that period and for the full prior year. Stores remodeled or relocated continue to be included if no more than 20% additional square footage is added, the store continues to serve the same market, and a same or similiar market strategy continues. All periods are calculated on a 52-week basis.

                                        17

                                STEIN MART, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS



This report includes a number of forward-looking statements which reflect the Company's current views with respect to future events and financial performance. Wherever used, the words "plan", "expect", "anticipate", "believe", "estimate" and similar expressions identify forward-looking statements.

Any such forward-looking statements contained herein are subject to risks and uncertainties that could cause the Company's actual results of operations to differ materially from historical results or current expectations. These risks include, without limitation, ongoing competition from other retailers many of whom are larger and have greater financial and marketing resources, the availability of suitable new store sites at acceptable lease terms, changes in the level of consumer spending or preferences in apparel, adequate sources of designer and brand-name merchandise at acceptable prices, and the Company's ability to attract and retain qualified employees to support planned growth.

The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make clear that any projected results expressed or implied therein will not be realized.

The following should be read in conjunction with the "Selected Financial Data" and the notes thereto and the Financial Statements and notes thereto of the Company.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of the Company's net sales represented by each line item presented:


                                                          Years Ended
                                                 ------------------------------
                                                 Jan 3,     Dec 28,    Dec 30,
                                                 1998 (1)    1996       1995
                                                 -------    -------    ------
  Net Sales                                      100.0%     100.0%     100.0%
  Cost of Merchandise Sold                        73.1       73.2       73.9
                                                 -------    -------    ------
      Gross Profit                                26.9       26.8       26.1
  Selling, General and Administrative Expenses    20.7       20.8       21.2
  Other Income, Net                                1.1        1.2        1.2
                                                 -------    -------    ------
    Income From Operations                         7.3        7.2        6.1
  Interest Expense                                  .1         .3         .2
                                                 -------    -------    ------
  Income Before Income Taxes                       7.2%       6.9%       5.9%
                                                 =======    =======    ======
  (1)  Fifty-three week fiscal year.

1997 Compared to 1996

In 1997 the Company opened 28 stores bringing to 151 the number of stores in operation at year-end.

Net sales of $792.7 million were achieved for the fifty-three week fiscal year 1997, an increase of $176.5 million, or 28.6 percent over net sales of $616.2 million for the fifty-two week fiscal year 1996. The 28 new stores opened in 1997 contributed $72.7 million to net sales and the fifty-third week contributed $11.7 million. Comparable store net sales on a fifty-two week basis increased
7.2 percent over 1996.

Gross profit for 1997 was $212.9 million, an increase of $48.0 million over the gross profit of $164.9 million for the previous year. Gross profit as a percentage of net sales increased 0.1 percent to 26.9 percent from 26.8 percent in the previous year. This increase is the result of improved mark-up and leveraging occupancy costs, partially offset by higher markdowns.

Selling, general and administrative expenses were $164.0 million, or 20.7 percent of net sales for 1997, as compared to $128.4 million, or 20.8 percent of net sales for 1996. The increase in expense dollars is primarily due to the additional stores in operation during 1997 as compared to the number of stores in operation in 1996. The decrease of 0.1 percent of net sales was due to leveraging stores and corporate office expenses. Included in selling, general and administrative expenses were pre-opening expenses for the 28 stores opened in 1997 in the amount of $4.2 million and for the 24 stores opened in 1996 in the amount of $3.2 million.

Other income, primarily from in-store leased shoe departments, amounted to $9.2 million in 1997, an increase of $1.6 million over the $7.6 million for 1996. The increase was due to the additional 28 stores opened in 1997.

Interest expense for 1997 was $1.2 million, compared to $1.6 million in 1996. This decrease is primarily due to decreased average levels of borrowings.

The effective tax rate for 1997 and 1996 was 39.0 percent.

The factors discussed above resulted in net income for 1997 of $34.8 million, an increase of 34.0 percent from net income of $26.0 million in 1996.

Basic and Diluted Earnings Per Share are presented in accordance with Financial Accounting Standards No. 128, "Earnings Per Share" which the Company adopted in 1997. Diluted earnings per share resulting from the new standard are higher by $.02, $.02 and $.01 for 1997, 1996 and 1995, respectively, than earnings per share for those years calculated in accordance with the previous standard.

1996 Compared to 1995

In 1996 the Company opened 24 stores and closed 1 store bringing to 123 the number of stores in operation at year-end. In accordance with the Company policy of evaluating underperforming stores, the Company chose to close its Plantation, Florida store in February 1996.

Net sales of $616.2 million were achieved in 1996, an increase of $120.2 million, or 24.2 percent over net sales of $496.0 million in 1995. The 24 new stores opened in 1996 contributed $57.4 million to net sales. Comparable store net sales in 1996 increased by 6.1 percent from 1995.

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

Interest expense for 1996 was $1.6 million, compared to $1.3 million in 1995. This increase is due to increased average levels of borrowings partially offset by lower interest rates.

The effective tax rate for 1996 and 1995 was 39.0 percent.

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

Net cash provided by operating activities for 1997 amounted to $25.2 million, compared to $19.8 million for 1996. Net income for 1997 was $34.8 million, an increase of $8.8 million over net income for 1996. Cash was also provided by a $5.8 million increase in accounts payable and a $7.5 million increase in income taxes payable. The $36.4 million increase in inventories is primarily related to the new stores opened in 1997.

Net cash provided by operating activities for 1996 amounted to $19.8 million, compared to $9.2 million for 1995. Net income for 1996 was $26.0 million, an increase of $8.2 million over net income for 1995. Cash was also provided by an $11.6 million increase in accounts payable. The $26.2 million increase in inventories is primarily related to the new stores opened during 1996.

For 1997 and 1996, cash flows used in investing activities amounted to $19.7 million and $16.1 million, respectively, primarily for the acquisition of fixtures, equipment and leasehold improvements for the opening of new stores and for information system enhancements.

Cash used in financing activities in 1997 was for the repurchase of 329,000 shares of common stock offset by proceeds and related income tax benefits received from the exercise of stock options. As of February 20, 1998 a total of 933,500 shares had been repurchased pursuant to the Board of Directors' authorizations to repurchase a total of 2,000,000 shares.

The cost of opening a typical new store generally ranges from $500,000 to $700,000 for fixtures, equipment, leasehold improvements and pre-opening costs (primarily advertising, stocking and training). Pre-opening costs are expensed in the year of opening. Initial inventory investment for a new store is approximately $1 million (a portion of which is normally financed through vendor credit). New stores typically generate operating profit in the first year of operation. The Company's total anticipated capital expenditures for 1998 (including amounts budgeted for new store expansion, improvements to existing stores and information system enhancements), are approximately $22 million.

The Company may borrow up to $40 million throughout the year and an additional $10 million seasonally under its existing credit agreement. Due to the seasonal nature of the Company's business, the Company's bank borrowings fluctuate during the year, typically reaching their highest levels during the third or fourth quarters, as the Company builds its inventory for the Christmas selling season. At January 3, 1998, there was no loan balance under the agreement. The Company had cash and cash equivalents at January 3, 1998 of $28.0 million.

The Company believes that expected net cash provided by operating activities, bank borrowings and vendor credit will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements.

Seasonality and Inflation

The Company's business is seasonal in nature with the fourth quarter, which includes the Christmas selling season, historically accounting for the largest percentage of the Company's net sales volume and operating profit. During the past three years, the fourth quarter accounted for an average of 37% of the Company's annual net sales and 63% of the Company's income from operations. Accordingly, selling, general and administrative expenses are typically higher as a percent of net sales during the first three quarters of each year.

Inflation affects the costs incurred by the Company in the purchase of merchandise, the leasing of its stores, and certain components of its selling, general and administrative expenses. The Company has offset the effects of inflation through the control of expenses during the past three years. However, there can be no assurance that inflation will not have a material effect in the future.

Year 2000 Issue

The Company has studied the "Year 2000" issues affecting its operations and is in the process of implementing required modifications to its systems. The underlying issues are not expected to have a material adverse affect on the Company's operations or financial position. The cost of addressing "Year 2000" issues has not been material to the Company to date and is not expected to be in future periods.

               Report of Independent Certified Public Accountants



PRICE WATERHOUSE LLP [LOGO]

To the Board of Directors
and Stockholders of Stein Mart, Inc.


In our opinion, the financial statements appearing on pages 9 through 22 of this annual report present fairly, in all material aspects, the financial position of Stein Mart, Inc. at January 3, 1998 and December 28, 1996, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 3, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PRICE WATERHOUSE LLP
Orlando, Florida
February 20, 1998

                                Stein Mart, Inc.
                                  Balance Sheet
                                 (In thousands)


                                                                                    January 3,         December 28,
                                                                                       1998               1996
                                                                                    ----------         ------------
ASSETS
Current assets:
   Cash and cash equivalents                                                         $ 27,979           $ 23,551
   Trade and other receivables                                                          2,518              2,291
   Inventories                                                                        175,620            139,180
   Prepaid expenses and other current assets                                            2,170              1,874
                                                                                    ----------         ------------
      Total current assets                                                            208,287            166,896

Property and equipment, net                                                            61,087             50,151
Other assets                                                                            1,230              1,217
                                                                                    ----------         ------------
      Total assets                                                                   $270,604           $218,264
                                                                                    ==========         ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                  $ 65,013           $ 59,176
   Accrued liabilities                                                                 21,527             17,187
   Income taxes payable                                                                11,451              3,945
                                                                                    ----------         ------------
      Total current liabilities                                                        97,991             80,308

Notes payable to bank                                                                      -                   1
Deferred income taxes                                                                   6,810              5,812
                                                                                    ----------         ------------
      Total liabilities                                                               104,801             86,121

Stockholders' equity:
   Preferred stock - $.01 par value; 1,000,000 shares
     authorized; no shares outstanding
   Common  stock - $.01 par  value;  50,000,000  shares
     authorized;  23,005,354 shares issued and  outstanding
     at January 3, 1998 and  22,811,444  shares issued and
     outstanding at December 28, 1996                                                     230                228
   Paid-in capital                                                                     39,795             40,904
   Retained earnings                                                                  125,778             91,011
                                                                                    ----------         ------------
      Total stockholders' equity                                                      165,803            132,143
                                                                                    ----------         ------------
      Total liabilities and stockholders' equity                                     $270,604           $218,264
                                                                                    ==========         ============

   The accompanying notes are an integral part of these financial statements.
                                       24

                                Stein Mart, Inc.
                               Statement of Income
                     (In thousands except per share amounts)




                                                                           For The Years Ended
                                                        ------------------------------------------------------
                                                        January 3,          December 28,          December 30,
                                                          1998                 1996                   1995
                                                        ----------          ------------          ------------
Net sales                                                 $792,655            $616,150              $496,006
Cost of merchandise sold                                   579,747             451,232               366,781
                                                        ----------          ------------          ------------
   Gross profit                                            212,908             164,918               129,225

Selling, general and administrative expenses               163,953             128,427               105,195
Other income, net                                            9,243               7,624                 6,378
                                                        ----------          ------------          ------------

   Income from operations                                   58,198              44,115                30,408

Interest expense                                             1,203               1,567                 1,289
                                                        ----------          ------------          ------------

Income before income taxes                                  56,995              42,548                29,119
Provision for income taxes                                  22,228              16,594                11,361
                                                        ----------          ------------          ------------

   Net income                                            $  34,767            $ 25,954              $ 17,758
                                                        ==========          ============          =============
Earnings per share - Basic                                   $1.51               $1.16                 $0.79
                                                        ==========          ============          =============

Earnings per share - Diluted                                 $1.47               $1.12                 $0.77
                                                        ==========          ============          =============










   The accompanying notes are an integral part of these financial statements.


                                Stein Mart, Inc.
                        Statement of Stockholders' Equity
                                 (In thousands)


                                                                                                     Total
                                                  Common         Paid-in         Retained         Stockholders'
                                                   Stock         Capital         Earnings            Equity
                                                  -------       ---------       ----------       --------------
Balance at December 31, 1994                        $225         $37,753         $ 47,299           $ 85,277

    Net income                                                                     17,758             17,758

    Common shares issued under stock
          option plan and related income
          tax benefits                                               254                                 254

    Reacquired shares                                 (1)         (1,852)                             (1,853)
                                                  -------       ---------       ----------       --------------

Balance at December 30, 1995                         224          36,155           65,057            101,436

    Net income                                                                     25,954             25,954

    Common shares issued under stock
         option plan and related income
         tax benefits                                  8           9,311                               9,319

    Reacquired shares                                 (4)         (4,562)                             (4,566)
                                                  -------       ---------       ----------       --------------

Balance at December 28, 1996                         228          40,904           91,011            132,143

    Net income                                                                     34,767             34,767

    Common shares issued under stock
         option plan and related income
         tax benefits                                  5           7,829                               7,834

    Reacquired shares                                 (3)         (8,938)                             (8,941)
                                                  -------       ---------       ----------       --------------

Balance at January 3, 1998                          $230         $39,795         $125,778           $165,803
                                                  =======       =========       ==========       ==============






   The accompanying notes are an integral part of these financial statements.


                                Stein Mart, Inc.
                             Statement of Cash Flows
                                 (In thousands)

                                                                           For the Years Ended
                                                            ------------------------------------------------
                                                             January 3,      December 28,       December 30,
                                                                1998             1996               1995
                                                             ----------     --------------      ------------
Cash flows from operating activities:
  Net income                                                  $34,767          $ 25,954           $ 17,758
  Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization                          8,766             6,659              5,176
         (Increase) decrease in:
              Trade and other receivables                        (227)             (980)              (311)
              Inventories                                     (36,440)          (26,219)           (18,017)
              Prepaid expenses and other current assets          (296)               81                (88)
              Other assets                                        (13)              241              1,403
         Increase (decrease) in:
              Accounts payable                                  5,837            11,560                596
              Accrued liabilities                               4,340             2,565              1,843
              Income taxes payable                              7,506            (1,500)              (193)
              Deferred income taxes                               998             1,415              1,073
                                                             ----------     --------------      ------------

  Net cash provided by operating activities                    25,238            19,776              9,240

Cash flows used in investing activities:
  Net acquisition of property and equipment                   (19,703)          (16,119)           (13,794)

Cash flows from financing activities:
  Proceeds from exercise of stock options and related
    income tax benefits                                         7,834             9,319                254
  Purchase of common stock                                     (8,941)           (4,566)            (1,853)
                                                             ----------     --------------      ------------
  Net cash provided by (used in) financing activities          (1,107)            4,753             (1,599)
                                                             ----------     --------------      ------------

Net increase (decrease) in cash and cash equivalents            4,428             8,410             (6,153)
Cash and cash equivalents at beginning of year                 23,551            15,141             21,294
                                                             ----------     --------------      ------------
Cash and cash equivalents at end of year                      $27,979          $ 23,551           $ 15,141
                                                             ==========     ==============      ============

Supplemental disclosures of cash flow information:
  Interest paid                                               $  1,153         $  1,372          $   1,144
  Income taxes paid                                              9,296           12,142             10,456





   The accompanying notes are an integral part of these financial statements.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 3, 1998
            (Dollars in tables in thousands except per share amounts)

1.   Summary of Significant Accounting Policies

At January 3, 1998 the Company operated a chain of 151 off-price retail stores in 26 states. Each store offers women's, men's and children's apparel, as well as accessories, gifts, linens and shoes.

Fiscal Year
The Company's fiscal year ends on the Saturday closest to December 31. Results for 1997 are for the 53 weeks ended January 3, 1998. Results for 1996 and 1995 are for the 52 weeks ended December 28, 1996 and December 30, 1995, respectively.

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

Advertising Expense
Advertising costs are expensed as incurred. Advertising expenses of $27,632,000, $21,089,000 and $18,114,000 are reflected in the Statement of Income for 1997, 1996 and 1995, respectively.

Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Earnings  Per Share
The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" in the fourth quarter of 1997. Accordingly, the Company has restated all periods presented in these financial statements to reflect "basic" and "diluted" earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding plus common stock equivalents related to stock options for each period. Diluted earnings per share resulting from the new standard are higher by $.02, $.02 and $.01 for 1997, 1996 and 1995, respectively, than earnings per share for those years calculated in accordance with the previous standard.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 3, 1998
            (Dollars in tables in thousands except per share amounts)

A reconciliation of weighted average number of common shares to weighted average number of common shares plus common stock equivalents is as follows:


                                           1997         1996         1995
                                         --------     --------     --------
Weighted average number
  of common shares                        23,079       22,436       22,452
Stock options                                576          685          612
                                         --------     --------     --------

Weighted average number of common
  shares plus common stock equivalents    23,655       23,121       23,064
                                        =========     ========     ========


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

2.   Property and Equipment, Net

Property and equipment and the related accumulated depreciation and amortization consist of:


                                              1997               1996
                                           ----------         ----------

Furniture, fixtures and
  equipment                                 $75,146            $60,974
Building and leasehold
  improvements                               23,717             18,380
Land                                            128                128
                                           ----------         ----------

                                             98,991             79,482
Less: accumulated depreciation
  and amortization                           37,904             29,331
                                           ----------         ----------

                                            $61,087            $50,151
                                           ==========         ==========

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 3, 1998
            (Dollars in tables in thousands except per share amounts)

3.   Accrued Liabilities

The major components of accrued liabilities are as follows:

                                               1997               1996
                                            ----------         ----------
Taxes, other than income taxes               $11,784           $ 8,973
Salary, wages, bonuses and benefits            2,887             2,218
Other                                          6,856             5,996
                                            ----------         ----------
                                             $21,527           $17,187
                                            ==========         ==========

4.   Notes Payable to Bank

The Company's revolving credit agreement with a banking institution provides a line of credit of $40 million and an additional $10 million seasonal line of credit. The agreement expires on June 29, 2000 at which time any outstanding loan balance becomes due in 16 equal quarterly installments. The agreement includes a $4 million letter of credit facility which expires on June 30, 1998 and a $25 million bankers acceptance facility. Borrowings under the agreement are classified as long-term debt based on the maturity date of the agreement and the Company's ability to convert the outstanding balance to a term note at maturity.

Interest on the outstanding balance is payable quarterly at 1.50% below the prime rate or .35% over the London Inter-Bank Offering Rate (LIBOR), at the option of the Company. The Company is obligated to pay a quarterly commitment fee of 1/8 percent per annum based on the daily average unused balance of the commitment during the term of the agreement. The agreement also requires the Company to maintain certain financial ratios and meet certain working capital, net worth and indebtedness tests for which the Company is in compliance at January 3, 1998.

5.   Stockholders' Equity

During 1997, the Company repurchased 329,000 shares of its common stock in the open market at a total cost of $8,941,000. During 1996 and 1995, 370,000 and 166,500 shares were repurchased for $4,566,000 and $1,853,000, respectively.

6.   Stock Option and Purchase Plans

The Company has an Employee Stock Plan which provides that a maximum of 4,500,000 shares of common stock may be granted to certain key employees through non-qualified stock options, incentive stock options, stock appreciation rights and restricted stock. The Compensation Committee of the Board of Directors determines the exercise price of options which cannot be less than the fair market value on the date of grant for incentive stock options or 50% of the fair market value for non-qualified options. One-third of the options granted become exercisable on each of the third, fourth and fifth anniversary dates of grant and expire ten years after the date of grant. No stock appreciation rights or restricted stock awards have been granted under this plan.

The Company also has a Director Stock Option Plan which provides that a total of 42,000 shares of common stock may be issued to outside directors through stock options which are exercisable at a price equal to the fair market value at the date of grant and which become exercisable on the same basis as options issued under the Employee Stock Plan.
                                       30

                                                 STEIN MART, INC.
                                           NOTES TO FINANCIAL STATEMENTS
                                                  January 3, 1998
                             (Dollars in tables in thousands except per share amounts)

Information  regarding these fixed-price option plans for 1997, 1996 and 1995 is as follows:

                                            1997                                 1996                             1995
                                 ------------------------          ---------------------------         ---------------------------
                                  Number       Weighted-             Number        Weighted-              Number         Weighted-
                                    of          Average                of           Average                 of            Average
                                  Shares       Exercise              Shares        Exercise               Shares         Exercise
                                  (000)          Price               (000)          Price                 (000)            Price
                               -----------    -----------          -----------    -----------          -----------      -----------
Options outstanding at
        beginning of year          1,706        $ 10                 2,430          $ 8                   2,261               $ 8
Options granted                    1,562          28                   144           18                     258                12
Options exercised                  (523)           7                  (816)           6                     (32)                5
Options forfeited                  (235)          25                   (52)          13                     (57)               12
                                --------                           --------                            -----------
Options outstanding
        at end of year             2,510          20                 1,706           10                   2,430                 8
                                ========                           ========                            ===========
Options exercisable
        at end of year               686                               487                                  625

The weighted-average fair value of options granted during 1997, 1996 and 1995 is $16, $10 and $7, respectively.

The following table summarizes information about fixed-price stock options outstanding at January 3, 1998:

                                    Options Outstanding                               Options Exercisable
                  --------------------------------------------------------     ------------------------------------
                                          Weighted-
                                           Average            Weighted-                              Weighted-
   Range of            Number             Remaining            Average             Number             Average
   Exercise         Outstanding          Contractual          Exercise          Exercisable           Exercise
    Prices             (000)            Life (Years)            Price              (000)               Price
--------------     ------------        --------------      --------------      --------------      --------------
   $   5 to  9          611                  4.2                $ 7                 611                 $ 7
      10 to 14          262                  7.5                 12                  10                  14
      15 to 19          170                  7.3                 17                  33                  17
      20 to 24          149                  7.6                 22                  32                  20
      25 to 30        1,318                  9.3                 28                   -                   -
                   ------------                                                --------------
   $  5 to 30         2,510                  7.6                 20                 686                   8
                   ============                                                ==============

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 3, 1998
            (Dollars in tables in thousands except per share amounts)

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," and intends to retain the intrinsic value method of accounting for stock based compensation which it currently uses. Accordingly, no compensation cost has been recognized for the stock option plans. During the initial phase-in period, the effects of applying this Statement for pro forma disclosures are not likely to be representative of the effects on reported net income for future years, for example, because options vest over several years and additional awards are made each year. The compensation cost for 1997, 1996 and 1995 is $4.0 million, $0.5 million and $0.1 million, respectively. Had compensation cost of the Company's two stock option plans been based on the fair value at the grant date for awards made during 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                            1997        1996          1995
                                          ---------  ----------    ----------

Net income - as reported                  $34,767      $25,954       $17,758
Net income - pro forma                     32,340       25,676        17,676
Basic earnings per share - as reported      $1.51        $1.16         $0.79
Diluted earnings per share - as reported     1.47         1.12          0.77
Basic earnings per share - pro forma        $1.40        $1.14         $0.79
Diluted earnings per share - pro forma       1.37         1.11          0.77

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made during 1997, 1996 and 1995: dividend yield of 0.0%, expected volatility of 44.7%, 47.2% and 47.2% respectively, risk-free interest rate of 6.2%, 6.3% and 6.2% respectively and expected lives of 7.0 years.

In May 1997, the stockholders approved the Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, all employees who complete six months employment with the Company and who work on a full-time basis or are regularly scheduled to work more than 20 hours per week are eligible to participate in the Stock Purchase Plan. Participants in the Stock Purchase Plan are permitted to use their payroll deductions to acquire shares at 85% of the fair market value of the Company's stock determined at either the beginning or end of each option period. Shares eligible under the Plan are limited to 400,000 shares in the aggregate and the Plan will be effective for the years 1997 through 2000, with no more than 100,000 shares being made available in each calendar year. In January 1998, the participants acquired 19,751 shares of the Company's common stock at $22.74 per share.

7.   Leased Facilities and Commitments

The Company leases substantially all of its retail and support facilities. Annual store rent is generally comprised of a fixed minimum amount plus a contingent amount based on a percentage of sales exceeding a stipulated amount. Most leases also require additional payments covering real estate taxes, common area costs and insurance.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 3, 1998
            (Dollars in tables in thousands except per share amounts)

Rent expense for 1997, 1996 and 1995 was as follows:


                                  1997            1996           1995
                              ----------      ----------     ----------
Minimum rentals                  $29,915         $23,315        $19,069
Contingent rentals                   751             527            580
                              ----------      ----------     ----------
                                 $30,666         $23,842        $19,649
                             ===========      ==========     ==========


At January 3, 1998, the Company was committed under noncancellable leases with remaining terms of up to 20 years for the majority of its retail and corporate facilities. Future minimum payments under noncancellable leases are:


     1998                         $ 33,177
     1999                           32,219
     2000                           30,315
     2001                           28,797
     2002                           27,014
     Thereafter                    122,845
                                 ----------
                                  $274,367
                                 ==========

The Company subleases shoe department and fragrance department space in all of its stores. Sales from leased departments are excluded from sales of the Company. Sublease rental income of $8,798,000, $7,248,000 and $5,869,000 is included in other income, net for 1997, 1996 and 1995, respectively. Total future minimum rental income under these noncancellable subleases is $11,004,000 at January 3, 1998.

8.   Profit Sharing Plan

The Company has a defined contribution retirement plan covering employees who are at least 21 years of age and have completed at least one year of service. Under the profit sharing portion of the plan, the Company makes discretionary contributions which vest at a rate of 20 percent per year after three years of service. Under the 401(k) portion of the plan the Company contributes one percent of the employee's compensation and matches 25 percent of the employee's voluntary pre-tax contributions up to a maximum of four percent of the employee's compensation. The Company's base 401(k) contribution vests immediately while the matching portion vests in accordance with the plan's vesting schedule. Total Company contributions under the retirement plan were $1,360,000, $1,150,000 and $780,000 for 1997, 1996 and 1995, respectively.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 3, 1998
            (Dollars in tables in thousands except per share amounts)

9.   Income Taxes

The provision for income taxes for 1997, 1996 and 1995 consisted of:


                              1997            1996             1995
                            -------       ----------       ----------
Current:
     Federal                $18,622          $12,844         $ 8,751
     State                    2,608            2,335           1,537
                            -------       ----------       ----------
     Total current           21,230           15,179          10,288

Deferred:
     Federal                    898            1,269             962
     State                      100              146             111
                            -------       ----------       ----------
     Total deferred             998            1,415           1,073
                            -------       ----------       ----------
     Total income
           tax expense      $22,228          $16,594         $11,361
                            =======          =======         =======


Income tax expense differed from the amounts computed by applying the Federal statutory rate of 35 percent to income before taxes as follows:


                                  1997               1996            1995
                               ----------         ----------      ----------
Tax expense at the
     statutory rate             $19,948            $14,892         $10,192
State income taxes,
     net of federal benefit       2,280              1,702           1,145
Other                               -                  -                24
                               ----------         ----------      ----------
                                $22,228            $16,594         $11,361
                               ==========         ==========      ==========
Effective tax rate                39.0%              39.0%           39.0%
                               ==========         ==========       =========


Deferred income tax assets and liabilities resulted from the following temporary differences:

                                  1997             1996              1995
                                --------         --------          --------
Excess of tax over
     book depreciation          $ 7,102          $ 5,715           $ 4,401
Other                              (292)              97               (4)
                                --------         --------          --------
                                $ 6,810          $ 5,812           $ 4,397
                                ========         ========          ========

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 3, 1998
            (Dollars in tables in thousands except per share amounts)

The exercise of certain stock options which have been granted under the Company's various stock option plans gives rise to compensation which is includable in the taxable income of the applicable employees and deductible by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company's common stock subsequent to the date of grant of the applicable exercised stock options, and in accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and the related tax benefits are recorded directly in Paid-in Capital.

In the years ended January 3, 1998 and December 28, 1996, such deductions resulted in significant federal and state tax deductions for the Company. In the year ended December 30, 1995, such deductions resulted in minor federal and state tax deductions for the Company.

10.      Quarterly Results of Operations (Unaudited)

The following table shows unaudited quarterly results of operations for 1997 and 1996:

                                           Quarter Ended
                     Mar 29,           Jun 28,         Sep 29,         Jan 3,
                 ---------------------------------------------------------------
                       1997             1997            1997            1998
                 ---------------------------------------------------------------
Net sales            $151,387         $183,604        $166,734        $290,930
Gross profit           35,554           52,794          40,002          84,558
Net income              1,395            9,683           3,040          20,649
EPS - Basic          $   0.06         $   0.42        $   0.14        $   0.89
EPS - Diluted        $   0.06         $   0.41        $   0.13        $   0.87



                                           Quarter Ended
                 ---------------------------------------------------------------
                     Mar 31,           Jun 29,         Sep 28,         Dec 28,
                       1996             1996            1996            1996
                 ---------------------------------------------------------------
Net sales            $108,517         $149,400        $131,264        $226,969
Gross profit           24,880           42,803          31,183          66,052
Net income (loss)        (564)           7,712           2,411          16,395
EPS - Basic          $  (0.02)        $   0.35        $   0.11        $   0.72
EPS - Diluted        $  (0.02)        $   0.34        $   0.10        $   0.70

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 3, 1998
            (Dollars in tables in thousands except per share amounts)


11. Subsequent Events

In February 1998, the Board of Directors authorized the repurchase of an additional 1,000,000 shares of the Company's common stock in the open market, bringing the total repurchases authorized to 2,000,000 shares.

In addition to the shares repurchased as described in Note 5, as of February 20, 1998 the Company had repurchased an additional 68,000 shares of its common stock in the open market at a total cost of $1,768,000.

                                Stein Mart, Inc.
                            {Stockholder Information}

Corporate headquarters
Stein Mart, Inc.
1200 Riverplace Boulevard
Jacksonville, FL  32207
(904) 346-1500

Notice of annual meeting of stockholders
The annual meeting of stockholders will be held at two o'clock in the afternoon, Monday, May 18, 1998 at the Jacksonville Hilton and Towers, 1201 Riverplace Boulevard, Jacksonville, Florida.

Transfer Agent and Registrar
Chase Mellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660
Shareholder services: 1-800-756-3353
Website: www.chasemellon.com

Legal Counsel
Mitchell W. Legler, P.A.
1 Independent Drive
Suite 3104
Jacksonville, Florida  32202

Independent Auditors
Price Waterhouse LLP
Orlando, Florida

Common stock information
Stein Mart's common stock trades on the NASDAQ Stock Market [service mark] under the trading symbol SMRT. On March 17, 1998, there were 992 stockholders of record.

The following table reflects the high and low sales prices of the common stock for each fiscal quarter in 1996 and 1997.

(Quarter ending dates)                                  High               Low
-------------------------------------------------------------------------------
March 30, 1996                                         $15.25           $  8.50
June 29, 1996                                          $20.75            $14.38
September 28, 1996                                     $24.75            $15.63
December 28, 1996                                      $23.50            $17.75
March  29, 1997                                        $30.00            $18.75
June  28, 1997                                         $32.00            $25.50
September 27, 1997                                     $33.75            $26.00
January 3, 1998                                        $31.50            $23.56

The Company intends to reinvest future earnings in the business and accordingly does not anticipate paying dividends in the foreseeable future.

Financial information

Investor inquiries are welcome. Individuals may contact the Company by letter to request information, including a copy of Stein Mart's Annual Report to the Securities and Exchange Commission on Form 10-K. Additional copies and other financial reports are available without charge upon request from our Stockholder Relations Department at the Company's corporate address, listed above.

We encourage you to take advantage of other, more immediate methods of receiving
Stein   Mart   investor   information.   To  receive   Stein  Mart   information
electronically, you may choose to:

    o      Access the Stein Mart website at www.steinmart.com
    o      E-mail your request to smrt@steinmart.com
    o Call 1-800-239-0927 for the latest news release/other information to be faxed directly to you
    o Call 904: 346-1535, x. 5888, to leave a recorded request for mailed information and/or hear highlights of the latest news release.

If you are a member of the financial community or the news media and need to address specific financial information, please call Susan Datz Edelman, Director of Stockholder Relations, at (904) 346-1506.