Form 10-K405, Exhibit 13
period 1999-01-02
STEIN MART INC
filed 1999-04-02
CIK 884940



                                Stein Mart, Inc.
                             Selected Financial Data
       (Dollars in Thousands Except Per Share Amounts and Operating Data)


                                                                1998         1997 (1)         1996           1995           1994
                                                            ------------   ------------   ------------   ------------   ------------
Statement of Income Data:
Net Sales                                                      $897,821       $792,655       $616,150       $496,006       $419,220
Cost of Merchandise Sold                                        677,334        579,747        451,232        366,781        305,672
                                                            ------------   ------------   ------------   ------------   ------------
     Gross Profit                                               220,487        212,908        164,918        129,225        113,548

Selling, General and Administrative Expenses                    195,460        163,953        128,427        105,195         87,397
Other Income, Net                                                10,420          9,243          7,624          6,378          5,062
                                                            ------------   ------------   ------------   ------------   ------------
     Income From Operations                                      35,447         58,198         44,115         30,408         31,213

Interest Expense                                                  2,368          1,203          1,567          1,289            744
                                                            ------------   ------------   ------------   ------------   ------------
Income Before Income Taxes                                       33,079         56,995         42,548         29,119         30,469
Income Tax Provision                                             12,570         22,228         16,594         11,361         12,050
                                                            ------------   ------------   ------------   ------------   ------------
     Net Income                                                $ 20,509       $ 34,767       $ 25,954       $ 17,758       $ 18,419
                                                            ============   ============   ============   ============   ============

Earnings Per Share - Basic (2)                                 $   0.45       $   0.75       $   0.58       $   0.40       $   0.41
Earnings Per Share - Diluted (2)                               $   0.44       $   0.73       $   0.56       $   0.38       $   0.39

Selected Operating Data:
Stores Open at End of Period                                        182            151            123            100             80
Average Sales Per Store (000's) (3)                            $  5,958       $  6,261       $  6,176       $  6,129       $  6,335
Average Sales Per Square Foot of Selling Area (4)              $    185       $    194       $    191       $    189       $    196
Comparable Store Net Sales Increase (Decrease) (5)                 1.2%           7.2%           6.1%         (0.7%)           2.4%

Balance Sheet Data:
Working Capital                                                $110,985       $110,296       $ 86,588       $63,685        $ 53,668
Total Assets                                                    318,012        270,604        218,264       173,517         154,039
Long-term Debt, Less Current Portion                               -              -                 1             1               1
Total Stockholders' Equity                                      177,979        165,803        132,143       101,436          85,277

(1)    1997 is a 53-week year; all others are 52-week years.
(2) Basic and Diluted Earnings Per Share are presented for all periods in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which the Company adopted in 1997 and have been restated for the two-for-one stock split declared in 1998.
(3) Average sales per store (including sales from leased shoe and fragrance departments) for each period have been calculated by dividing (a) total sales during such period by (b) the number of stores open at the end of such period, in each case exclusive of stores open for less than 12 months. All periods are calculated on a 52-week basis.
(4) Includes sales and selling space of the leased shoe and fragrance departments. Selling area excludes administrative, receiving and storage areas. All periods are calculated on a 52-week basis.
(5) Comparable store information for a period reflects stores open throughout that period and for the full prior year. All periods are calculated on a 52-week basis.

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

Results of Operations

The following table sets forth, for the periods indicated, the percentage of the Company's net sales represented by each line item presented:


                                                          Years Ended
                                                 -------------------------------
                                                 Jan 2,     Jan 3,       Dec 28,
                                                 1999       1998(1)       1996
                                                 ------     --------     -------

  Net Sales                                      100.0%       100.0%      100.0%
  Cost of Merchandise Sold                        75.4         73.1        73.2
                                                 ------     --------     -------
      Gross Profit                                24.6         26.9        26.8
  Selling, General and Administrative Expenses    21.8         20.7        20.8
  Other Income, Net                                1.2          1.1         1.2
                                                 ------     --------     -------
      Income From Operations                       4.0          7.3         7.2
  Interest Expense                                  .3           .1          .3
                                                 ------     --------     -------
  Income Before Income Taxes                       3.7%         7.2%        6.9%
                                                 ======     ========     =======

  (1) Fifty-three week fiscal year.

1998 Compared to 1997

In 1998 the Company opened 32 stores and closed one store bringing to 182 the number of stores in operation at year-end.

Net sales of $897.8 million were achieved for the fifty-two week fiscal year 1998, an increase of $105.1 million, or 13.3 percent over net sales of $792.7 million for the fifty-three week fiscal year 1997. The 32 new stores opened in 1998 contributed $71.0 million to net sales. Comparable store net sales on a fifty-two week basis increased 1.2 percent over 1997.

Gross profit for 1998 was $220.5 million or 24.6 percent of net sales compared to $212.9 million or 26.9 percent of net sales for 1997. The 2.3 percent decrease in the gross profit percent resulted primarily from increases in markdowns and occupancy costs as a percent of net sales due to lower per store sales productivity.

Selling, general and administrative expenses were $195.5 million or 21.8 percent of net sales for 1998, as compared to $164.0 million or 20.7 percent of net sales for 1997. The $31.5 million increase in selling, general and administrative expenses is primarily due to the additional stores in operation during 1998 as compared to the number of stores in operation in 1997. The increase of 1.1 percent of net sales is primarily due to increased selling and advertising expenses as a percent of net sales resulting from lower per store sales productivity. Included in selling, general and administrative expenses were pre-opening expenses for the 32 stores opened in 1998 in the amount of $4.6 million and for the 28 stores opened in 1997 in the amount of $4.2 million.

Other income, primarily from in-store leased shoe departments, amounted to $10.4 million in 1998, an increase of $1.2 million over the $9.2 million for 1997. The increase was due to the additional 32 stores opened in 1998.

Interest expense for 1998 was $2.4 million, compared to $1.2 million in 1997. This increase resulted from higher average borrowings offset by slightly lower interest rates during this year compared to last year. The increased borrowings were used to fund operating activities and to repurchase common stock.

Net income for 1998 was $20.5 million or $0.44 per diluted share compared to net income of $34.8 million or $0.73 per diluted share for 1997.

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

Selling, general and administrative expenses were $164.0 million, or 20.7 percent of net sales for 1997, as compared to $128.4 million, or 20.8 percent of net sales for 1996. The increase in expense dollars is primarily due to the additional stores in operation during 1997 as compared to the number of stores in operation in 1996. The decrease of 0.1 percent of net sales was due to leveraging stores' and corporate office expenses. Included in selling, general and administrative expenses were pre-opening expenses for the 28 stores opened in 1997 in the amount of $4.2 million and for the 24 stores opened in 1996 in the amount of $3.2 million.

Other income, primarily from in-store leased shoe departments, amounted to $9.2 million in 1997, an increase of $1.6 million over the $7.6 million for 1996. The increase was due to the additional 28 stores opened in 1997.

Interest expense for 1997 was $1.2 million, compared to $1.6 million in 1996. This decrease is primarily due to decreased average levels of borrowings.

Net income for 1997 was $34.8 million or $0.73 per diluted share compared to net income of $26.0 million or $0.56 per diluted share for 1996.

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

Net cash provided by operating activities for 1998 amounted to $24.1 million, compared to $25.2 million for 1997. Net income for 1998 was $20.5 million, a decrease of $14.3 million from net income in 1997. Cash was also provided by a $37.5 million increase in accounts payable. The $35.2 million increase in inventories is primarily related to the new stores opened in 1998. Cash was also used by a $9.4 million decrease in income taxes payable.

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

For 1998 and 1997, cash flows used in investing activities amounted to $21.5 million and $19.7 million, respectively, primarily for the acquisition of fixtures, equipment and leasehold improvements for new stores and for information system enhancements.

Cash used in financing activities was $8.3 million for 1998 and $1.1 million for 1997. During 1998, cash was used to repurchase 1,193,500 shares of the Company's common stock for $12.8 million and in 1997, 658,000 shares were repurchased for $8.9 million. Included in 1998 is $3.6 million of proceeds from the exercise of stock options and related income tax benefits and $0.9 million of proceeds from the employee stock purchase plan compared to $7.8 million of proceeds from the exercise of stock options and related tax benefits in 1997. In January 1999, the Company repurchased an additional 131,000 shares of its common stock in the open market at a total cost of $894,000, for a total of 3,055,500 shares which have been repurchased pursuant to the Board of Director's authorizations to repurchase a total of 4,000,000 shares.

The cost of opening a typical new store generally ranges from $450,000 to $650,000 for fixtures, equipment, leasehold improvements and pre-opening costs (primarily advertising, stocking and training). Pre-opening costs are expensed at the time of opening. Initial inventory investment for a new store is approximately $1 million (a portion of which is normally financed through vendor credit). The Company's total anticipated capital expenditures for 1999 (including amounts budgeted for new store expansion, improvements to existing stores and information system enhancements) are approximately $24 million.

The Company may borrow up to $60 million throughout the year and an additional $30 million seasonally under its existing credit agreement. Due to the seasonal nature of the Company's business, the Company's bank borrowings fluctuate during the year, typically reaching their highest levels during the third or fourth quarter, as the Company builds its inventory for the Christmas selling season. At January 2, 1999, there was no loan balance under the agreement. The Company had cash and cash equivalents at January 2, 1999 of $22.3 million.

The Company believes that expected net cash provided by operating activities, bank borrowings and vendor credit will be sufficient to fund anticipated current and long-term capital expenditures and working capital requirements.

Seasonality and Inflation

The Company's business is seasonal in nature with the fourth quarter, which includes the Christmas selling season, historically accounting for the largest percentage of the Company's net sales volume and operating profit. During the past three years, the fourth quarter accounted for an average of 36% of the Company's annual net sales and 64% of the Company's income from operations. Accordingly, selling, general and administrative expenses are typically higher as a percent of net sales during the first three quarters of each year.

Inflation affects the costs incurred by the Company in the purchase of merchandise, the leasing of its stores, and certain components of its selling, general and administrative expenses. The Company has been successful in offsetting the effects of inflation through the control of expenses during the past three years. However, there can be no assurance that inflation will not have a material effect in the future.

Year 2000 Issue

Beginning in 1997, the Company conducted a comprehensive review of its information technology systems and other equipment and services to determine those which will be impacted by the Year 2000 Issue (i.e., the inability of some technology and equipment to accurately read and process certain dates including all dates in the Year 2000 and thereafter). As a result of this review, the Company developed and commenced a five-phase program to resolve its Year 2000 issues. The program phases include: (i) analysis and inventorying of existing systems, applications, software and hardware to determine if Year 2000 modifications are required; (ii) development of those systems requiring modification; (iii) testing for and validation of Year 2000 compliance, including integration testing; (iv) installation of modified applications and software in a production environment; and (v) final confirmation at an offsite disaster recovery facility where the Year 2000 date can be simulated.

The Company has categorized as "mission critical" those systems whose failure could cause cessation of store operations, or could otherwise have a sustained and significant detrimental financial impact on the Company. These systems enable the Company to maintain sales, order and receive merchandise and pay employees and vendors. All mission critical systems are currently in phase (iii) or have been completed through phase (iv). The Company expects to resolve all Year 2000 issues by mid-1999.

The Company performs system upgrades and purchases new systems, applications, software and hardware in the ordinary course of business. Since 1996, the Company has only purchased software and systems that are Year 2000 compliant or require little modification to remedy Year 2000 issues. As a result, the Company has been able to minimize the financial impact of its Year 2000 costs incurred to date. In addition, the Company does not expect that remaining costs of changes necessary to resolve the Year 2000 issues will be material to its financial position, results of operations or cash flows in future periods.

Management believes that it has taken a reasonable approach to resolve the Year 2000 issues. However, there can be no assurance that all of the Company's Year 2000 issues or those of key third parties upon whom the Company relies for goods and services will be resolved or satisfactorily addressed before the Year 2000 commences. If the Company or its key vendors fail to address the Year 2000 issues in a timely manner, and there are no alternatives available to the company, then the Company could experience a material adverse impact on its results of operations or financial position.

               Report of Independent Certified Public Accountants


To the Board of Directors
and Stockholders of Stein Mart, Inc.


In our opinion, the financial statements appearing on pages 14 through 22 of this annual report present fairly, in all material aspects, the financial position of Stein Mart, Inc. at January 2, 1999 and January 3, 1998, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 2, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PricewaterhouseCoopers LLP
------------------------------
Jacksonville, Florida
February 19, 1999



                                Stein Mart, Inc.
                                  Balance Sheet
                                 (In thousands)



                                                                      January 2,      January 3,
                                                                        1999            1998
                                                                      ----------      ----------
ASSETS
Current assets:
   Cash and cash equivalents                                          $   22,257      $   27,979
   Trade and other receivables                                             4,580           2,518
   Inventories                                                           210,781         175,620
   Prepaid expenses and other current assets                               4,392           2,170
                                                                      ----------      ----------
         Total current assets                                            242,010         208,287

Property and equipment, net                                               72,022          61,087
Other assets                                                               3,980           1,230
                                                                      ----------      ----------
         Total assets                                                 $  318,012      $  270,604
                                                                      ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                     $102,474      $   65,013
   Accrued liabilities                                                    26,453          21,527
   Income taxes payable                                                    2,098          11,451
                                                                      ----------      ----------
         Total current liabilities                                       131,025          97,991

Deferred income taxes                                                      9,008           6,810
                                                                      ----------      ----------
         Total liabilities                                               140,033         104,801

Stockholders' equity:
   Preferred stock - $.01 par value; 1,000,000 shares
     authorized; no shares outstanding
   Common stock - $.01 par  value;  100,000,000  shares
     authorized;  45,371,476 shares issued and  outstanding
     at January 2, 1999 and  46,010,708  shares issued and
     outstanding at January 3, 1998                                          454             460
   Paid-in capital                                                        31,238          39,565
   Retained earnings                                                     146,287         125,778
                                                                      ----------      ----------
         Total stockholders' equity                                      177,979         165,803
                                                                      ----------      ----------
         Total liabilities and stockholders' equity                   $  318,012      $  270,604
                                                                      ==========      ==========




   The accompanying notes are an integral part of these financial statements.



                                Stein Mart, Inc.
                               Statement of Income
                     (In thousands except per share amounts)




                                                                               For The Years Ended
                                                                --------------------------------------------
                                                                January 2,      January 3,      December 28,
                                                                   1999           1998             1996
                                                                ----------      ----------      ------------
Net sales                                                         $897,821        $792,655          $616,150
Cost of merchandise sold                                           677,334         579,747           451,232
                                                                ----------      ----------      ------------
   Gross profit                                                    220,487         212,908           164,918

Selling, general and administrative expenses                       195,460         163,953           128,427
Other income, net                                                   10,420           9,243             7,624
                                                                ----------      ----------      ------------
   Income from operations                                           35,447          58,198            44,115

Interest expense                                                     2,368           1,203             1,567
                                                                ----------      ----------      ------------
Income before income taxes                                          33,079          56,995            42,548
Provision for income taxes                                          12,570          22,228            16,594
                                                                ----------      ----------      ------------
   Net income                                                     $ 20,509        $ 34,767          $ 25,954
                                                                ==========      ==========      ============

Earnings per share - Basic                                        $   0.45        $   0.75          $   0.58
                                                                ==========      ==========      ============
Earnings per share - Diluted                                      $   0.44        $   0.73          $   0.56
                                                                ==========      ==========      ============

Weighted-average shares outstanding - Basic                         45,787          46,158            44,873
                                                                ==========      ==========      ============
Weighted-average shares outstanding - Diluted                       46,498          47,310            46,241
                                                                ==========      ==========      ============









   The accompanying notes are an integral part of these financial statements.




                                Stein Mart, Inc.
                        Statement of Stockholders' Equity
                                 (In thousands)


                                                                                                        Total
                                                          Common         Paid-in       Retained      Stockholders'
                                                           Stock         Capital       Earnings         Equity
                                                         ---------      --------      ---------      -------------

Balance at December 30, 1995                             $    448       $35,931       $ 65,057       $    101,436
   Net income                                                                           25,954             25,954
   Common shares issued under stock
         option plan and related income
         tax benefits                                          16         9,303                             9,319

   Reacquired shares                                         (8)       (4,558)                           (4,566)
                                                         ---------      --------      ---------      -------------
Balance at December 28, 1996                                  456        40,676         91,011            132,143

    Net income                                                                          34,767             34,767

    Common shares issued under stock
         option plan and related income
         tax benefits                                          10         7,824                             7,834

    Reacquired shares                                          (6)       (8,935)                           (8,941)
                                                         ---------      --------      ---------      -------------
Balance at January 3, 1998                                    460        39,565        125,778            165,803

    Net income                                                                          20,509             20,509

    Common shares issued under stock
         option plan and related income
         tax benefits                                           4         3,572                             3,576

    Common shares issued under employee
          stock purchase plan                                   1           928                               929

    Reacquired shares                                         (11)      (12,827)                          (12,838)
                                                         ---------      --------      ---------      -------------
Balance at January 2, 1999                               $    454       $31,238       $146,287       $    177,979
                                                         =========      ========      =========      =============





   The accompanying notes are an integral part of these financial statements.



                                Stein Mart, Inc.
                             Statement of Cash Flows
                                 (In thousands)

                                                                                 For the Years Ended
                                                                      --------------------------------------------
                                                                      January 2,      January 3,      December 28,
                                                                         1999           1998             1996
                                                                      ----------      ----------      ------------
Cash flows from operating activities:
  Net income                                                            $20,509         $34,767           $25,954
  Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization                                   10,545           8,766             6,659
         (Increase) decrease in:
              Trade and other receivables                                (2,062)           (227)             (980)
              Inventories                                               (35,161)        (36,440)          (26,219)
              Prepaid expenses and other current assets                  (2,222)           (296)               81
              Other assets                                               (2,750)            (13)              241
         Increase (decrease) in:
              Accounts payable                                           37,461           5,837            11,560
              Accrued liabilities                                         4,926           4,340             2,565
              Income taxes payable                                       (9,353)          7,506            (1,500)
              Deferred income taxes                                       2,198             998             1,415
                                                                      ----------      ----------      ------------
  Net cash provided by operating activities                              24,091          25,238            19,776

Cash flows used in investing activities:
  Net acquisition of property and equipment                             (21,480)        (19,703)          (16,119)

Cash flows from financing activities:
  Proceeds from exercise of stock options and related
    income tax benefits                                                   3,576           7,834             9,319
  Proceeds from employee stock purchase plan                                929             -                 -
  Purchase of common stock                                              (12,838)         (8,941)           (4,566)
                                                                      ----------      ----------      ------------
  Net cash provided by (used in) financing activities                    (8,333)         (1,107)            4,753
                                                                      ----------      ----------      ------------

Net increase (decrease) in cash and cash equivalents                     (5,722)          4,428             8,410
Cash and cash equivalents at beginning of year                           27,979          23,551            15,141
                                                                      ----------      ----------      ------------
Cash and cash equivalents at end of year                                $22,257         $27,979           $23,551
                                                                      ==========      ==========      ============

Supplemental disclosures of cash flow information:
  Interest paid                                                         $ 1,975        $  1,153           $ 1,372
  Income taxes paid                                                      18,167           9,296            12,142



   The accompanying notes are an integral part of these financial statements.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 2, 1999
            (Dollars in tables in thousands except per share amounts)

1.   Summary of Significant Accounting Policies

At January 2, 1999 the Company operated a chain of 182 off-price retail stores in 29 states. Each store offers women's, men's and children's apparel, as well as accessories, gifts, linens and shoes.

Fiscal Year
The Company's fiscal year ends on the Saturday closest to December 31. Results for 1998 and 1996 are for the 52 weeks ended January 2, 1999 and December 28, 1996, respectively. Results for 1997 are for the 53 weeks ended January 3, 1998.

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

Routine maintenance and repairs are charged to expense when incurred. Major replacements and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. The Company reviews long-lived assets and reserves for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

Pre-Opening Expenses
The Company adopted AICPA Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"), effective January 4, 1998. SOP 98-5, issued April 1998, requires that costs of start-up activities be expensed as incurred. The Company previously capitalized store pre-opening expenses and amortized such amounts over the balance of the fiscal year.

Advertising Expense
Advertising costs are expensed as incurred. Advertising expenses of $33,731,000, $27,632,000 and $21,089,000 are reflected in the Statement of Income for 1998, 1997 and 1996, respectively.

Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Stock Split
On April 24, 1998, the Board of Directors authorized a two-for-one stock split that was distributed in the form of a stock dividend on May 22, 1998 to shareholders of record as of May 8, 1998. In this report, all references to number of shares and per share amounts have been restated. In addition, stockholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from paid-in capital to common stock the $.01 par value of the additional shares arising from the split.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 2, 1999
            (Dollars in tables in thousands except per share amounts)

Earnings  Per Share
Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding plus common stock equivalents related to stock options for each period.

A reconciliation of weighted-average number of common shares to weighted-average number of common shares plus common stock equivalents is as follows (000's):


                                                     1998       1997       1996
                                                    ------     ------     ------

Weighted-average number
  of common shares                                  45,787     46,158     44,873
Stock options                                          711      1,152      1,368
                                                    ------     ------     ------
Weighted-average number of common
  shares plus common stock equivalents              46,498     47,310     46,241
                                                    ======     ======     ======


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

2.   Property and Equipment, Net

Property and equipment and the related accumulated depreciation and amortization consist of:


                                                        1998               1997
                                                       -------           -------

Furniture, fixtures and
  equipment                                            $89,643           $75,146
Building and leasehold
  improvements                                          30,700            23,717
Land                                                       128               128
                                                       -------           -------
                                                       120,471            98,991
Less: accumulated depreciation
  and amortization                                      48,449            37,904
                                                       -------           -------
                                                       $72,022           $61,087
                                                       =======           =======

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 2, 1999
            (Dollars in tables in thousands except per share amounts)

3.   Accrued Liabilities

The major components of accrued liabilities are as follows:


                                                    1998                  1997
                                                   -------               -------

Taxes, other than income taxes                     $13,755               $11,286
Salary, wages, bonuses and benefits                  4,137                 4,595
Other                                                8,561                 5,646
                                                   -------               -------
                                                   $26,453               $21,527
                                                   =======               =======


4.   Notes Payable to Banks

In August 1998, the Company entered into a new credit facility with two banks. This agreement, which expires June 30, 2001, provides a $60 million revolving line of credit and a $30 million seasonal line of credit. The seasonal line of credit is available during the periods March 15 through June 30 and September 15 through December 31 of each year. The agreement includes a $5 million letter of credit facility which expires on June 30, 1999.

Interest on the outstanding balance is payable quarterly at 1.50% below the prime rate or .35% over the London Interbank Offering Rate (LIBOR), at the option of the Company. The Company is obligated to pay a quarterly commitment fee of 1/8 percent per annum based on the daily average unused balance of the commitment during the term of the agreement. The agreement also requires the Company to maintain certain financial ratios and meet certain working capital, net worth and indebtedness tests for which the Company is in compliance at January 2, 1999.

5.   Stockholders' Equity

In February 1998, the Board of Directors authorized the repurchase of an additional 2,000,000 shares of the Company's common stock in the open market, bringing the total repurchases authorized to 4,000,000 shares. During 1998, the Company repurchased 1,193,500 shares of its common stock in the open market at a total cost of $12,838,000. During 1997 and 1996, 658,000 and 740,000 shares were repurchased for $8,941,000 and $4,566,000, respectively.

6.   Stock Option and Purchase Plans

The Company has an Employee Stock Plan which provides that a maximum of 9,000,000 shares of common stock may be granted to certain key employees through non-qualified stock options, incentive stock options, stock appreciation rights and restricted stock. The Compensation Committee of the Board of Directors determines the exercise price of options which cannot be less than the fair market value on the date of grant for incentive stock options or 50% of the fair market value for non-qualified options. One-third of the options granted become exercisable on each of the third, fourth and fifth anniversary dates of grant and expire ten years after the date of grant. No stock appreciation rights or restricted stock awards have been granted under this plan.



                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 2, 1999
            (Dollars in tables in thousands except per share amounts)

The Company also has a Director Stock Option Plan which provides that a total of 84,000 shares of common stock may be issued to outside directors through stock options which are exercisable at a price equal to the fair market value at the date of grant and which become exercisable on the same basis as options issued under the Employee Stock Plan.

Information regarding these fixed-price option plans for 1998, 1997 and 1996 is as follows:


                                            1998                            1997                           1996
                                 -------------------------       -------------------------       -------------------------

                                   Number        Weighted-        Number         Weighted-         Number        Weighted-
                                    of           Average           of            Average             of           Average
                                   Shares        Exercise         Shares         Exercise          Shares         Exercise
                                   (000)           Price           (000)           Price           (000)            Price
                                 ---------       ---------       ---------       ---------       ---------       ---------


Options outstanding at
        beginning of year           5,020        $  10              3,412         $  5              4,860           $ 4
Options granted                       542           14              3,124           14                288             9
Options exercised                    (469)           4             (1,046)           3             (1,632)            3
Options forfeited                    (467)          12               (470)          12               (104)            7
                                 ---------                       ---------                       ---------

Options outstanding
        at end of year              4,626           11              5,020           10              3,412             5
                                 =========                       =========                       =========

Options exercisable
        at end of year              1,148                           1,372                             974




The following  table  summarizes  information  about  fixed-price  stock options outstanding at January 2, 1999:


                                               Options Outstanding                                    Options Exercisable
                         ----------------------------------------------------------------    -------------------------------------
                                                    Weighted-
                                                     Average                Weighted-                                 Weighted-
     Range of                 Number                Remaining                Average              Number               Average
     Exercise               Outstanding            Contractual              Exercise            Exercisable            Exercise
      Prices                   (000)               Life (Years)               Price                (000)                Price
  --------------          --------------          --------------         --------------       --------------        --------------

  $ 2.50 -  5.75              1,120                    4.0                   $ 4.01                  926                $ 3.67
  $ 6.56 -  9.62                475                    6.9                     8.04                  133                  7.88
  $10.00 - 13.81              2,113                    8.1                    13.35                   89                 10.02
  $14.25 - 16.59                918                    8.9                    15.25                   -                    -
                          --------------                                                      --------------
                              4,626                    7.1                   $10.92                1,148                $ 4.65
                          ==============                                                      ==============


                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 2, 1999
            (Dollars in tables in thousands except per share amounts)

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and intends to retain the intrinsic value method of accounting for stock based compensation which it currently uses. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost of the Company's two stock option plans been determined consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:


                                                 1998        1997         1996
                                               -------      -------      -------

Net income - as reported                       $20,509      $34,767      $25,954
Net income - pro forma                          16,979       32,340       25,676

Basic earnings per share - as reported         $  0.45      $  0.75      $  0.58
Diluted earnings per share - as reported          0.44         0.73         0.56

Basic earnings per share - pro forma           $  0.37      $  0.70      $  0.57
Diluted earnings per share - pro forma            0.37         0.68         0.56

The effects of applying this Statement for pro forma disclosures are not likely to be representative of the effects on reported net income for future years, for example, because options vest over several years and additional awards are made each year. In determining the pro forma compensation cost, the weighted-average fair value of options granted during 1998, 1997 and 1996 was estimated to be $8, $8 and $5, respectively, using the Black-Scholes options pricing model. The following weighted-average assumptions were used for grants made during 1998, 1997 and 1996: dividend yield of 0.0%, expected volatility of 45.8%, 44.7% and 47.2%, respectively, risk-free interest rate of 5.0%, 6.2% and 6.3%, respectively and expected lives of 7.0 years.

The Company has an Employee Stock Purchase Plan (the "Stock Purchase Plan") whereby all employees who complete six months employment with the Company and who work on a full-time basis or are regularly scheduled to work more than 20 hours per week are eligible to participate in the Stock Purchase Plan. Participants in the Stock Purchase Plan are permitted to use their payroll deductions to acquire shares at 85% of the fair market value of the Company's stock determined at either the beginning or end of each option period. Shares eligible under the Plan are limited to 800,000 shares in the aggregate and the Plan will be effective for the years 1997 through 2000, with no more than 200,000 shares being made available in each calendar year. In 1998, the participants acquired 81,700 shares of the Company's common stock at $11.37 per share.

7.   Leased Facilities and Commitments

The Company leases substantially all of its retail and support facilities. Annual store rent is generally comprised of a fixed minimum amount plus a contingent amount based on a percentage of sales exceeding a stipulated amount. Most leases also require additional payments covering real estate taxes, common area costs and insurance.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 2, 1999
            (Dollars in tables in thousands except per share amounts)

Rent expense for 1998, 1997 and 1996 was as follows:


                                   1998             1997                 1996
                                ----------         ----------         ----------

Minimum rentals                   $36,707            $29,915            $23,315
Contingent rentals                    783                751                527
                                ----------         ----------         ----------
                                  $37,490            $30,666            $23,842
                                ==========         ==========         ==========


At January 2, 1999, for the majority of its retail and corporate facilities, the Company was committed under noncancellable leases with remaining terms of up to 20 years. Future minimum payments under noncancellable leases are:


1999                            $  40,462
2000                               38,984
2001                               37,523
2002                               36,335
2003                               34,262
Thereafter                        145,026
                                ----------
                                $ 332,592
                                ==========


The Company subleases shoe department and fragrance department space in all of its stores. Sales from leased departments are excluded from sales of the Company. Sublease rental income of $9,904,000, $8,798,000 and $7,248,000 is included in other income, net for 1998, 1997 and 1996, respectively. Total future minimum rental income under these noncancellable subleases is $15,903,000 at January 2, 1999.

8.   Profit Sharing Plan

The Company has a defined contribution retirement plan covering employees who are at least 21 years of age and have completed at least one year of service. Under the profit sharing portion of the plan, the Company makes discretionary contributions which vest at a rate of 20 percent per year after three years of service. Under the 401(k) portion of the plan the Company contributes one percent of the employee's compensation and matches 25 percent of the employee's voluntary pre-tax contributions up to a maximum of four percent of the employee's compensation. The Company's base 401(k) contribution vests immediately while the matching portion vests in accordance with the plan's vesting schedule. Total Company contributions under the retirement plan were $1,301,000, $1,360,000 and $1,150,000 for 1998, 1997 and 1996, respectively.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 2, 1999
            (Dollars in tables in thousands except per share amounts)

9.   Income Taxes

The provision for income taxes for 1998, 1997 and 1996 consisted of:


                                          1998            1997            1996
                                        --------        --------        --------
Current:
     Federal                            $  9,554        $ 18,622        $ 12,844
     State                                   818           2,608           2,335
                                        --------        --------        --------
     Total current                        10,372          21,230          15,179

Deferred:
     Federal                               2,024             898           1,269
     State                                   174             100             146
                                        --------        --------        --------
     Total deferred                        2,198             998           1,415
                                        --------        --------        --------
     Total income
           tax expense                  $ 12,570        $ 22,228        $ 16,594
                                        ========        ========        ========


Income tax expense differed from the amounts computed by applying the Federal statutory rate of 35 percent to income before taxes as follows:


                                          1998            1997             1996
                                        --------        --------        --------
Tax expense at the
     statutory rate                     $ 11,578        $ 19,948        $ 14,892
State income taxes,
     net of federal benefit                  992           2,280           1,702
                                        --------        --------        --------
                                        $ 12,570        $ 22,228        $ 16,594
                                        --------        --------        --------
Effective tax rate                         38.0%           39.0%           39.0%
                                        ========        ========        ========


Deferred income tax assets and liabilities resulted from the following temporary differences:


                                          1998            1997            1996
                                        --------        --------        --------
Excess of tax over
     book depreciation                  $  8,616        $  7,102        $  5,715
Other                                        392            (292)             97
                                        --------        --------        --------
                                        $  9,008        $  6,810        $  5,812
                                        ========        ========        ========

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 2, 1999
            (Dollars in tables in thousands except per share amounts)

The exercise of certain stock options which have been granted under the Company's stock option plans gives rise to compensation which is includable in the taxable income of the applicable employees and deductible by the Company for federal and state income tax purposes. Such compensation results from increases in the market value of the Company's common stock subsequent to the date of grant of the applicable exercised stock options, and in accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and the related tax benefits are recorded directly in Paid-in Capital.

In the years ended January 2, 1999, January 3, 1998 and December 28, 1996, such deductions resulted in significant federal and state tax deductions for the Company.

10.      Quarterly Results of Operations (Unaudited)

The following table shows unaudited quarterly results of operations for 1998 and 1997:


                                             Quarter Ended
                            -------------------------------------------------
                            Apr. 4,       July 4,         Oct. 3,     Jan. 2,
                              1998         1998            1998        1999
                           --------      --------      --------      --------
Net sales                  $169,482      $213,967      $192,138      $322,234
Gross profit                 39,898        59,269        37,606        83,714
Net income (loss)               183         9,066        (4,724)       15,984
EPS - Basic                $   0.01      $   0.20      $  (0.10)     $   0.35
EPS - Diluted              $   0.01      $   0.19      $  (0.10)     $   0.35




                                             Quarter Ended
                           ---------------------------------------------------
                            Mar. 29,      Jun. 28,     Sep. 27,       Jan. 3,
                             1997          1997          1997          1998
                           --------      --------      --------      ---------
Net sales                  $151,387      $183,604      $166,734      $290,930
Gross profit                 35,554        52,794        40,002        84,558
Net income                    1,395         9,683         3,040        20,649
EPS - Basic                $   0.03      $   0.21      $   0.07      $  0 .45
EPS - Diluted              $   0.03      $   0.20      $   0.06      $  0 .44

Corporate headquarters
Stein Mart, Inc.
1200 Riverplace Boulevard
Jacksonville, FL  32207
(904) 346-1500

Notice of annual meeting of stockholders
The annual meeting of stockholders will be held at two o'clock in the afternoon, Monday, May 17, 1999 in the auditorium of The Cummer Museum of Art and Gardens, 829 Riverside Avenue, Jacksonville, Florida.

Transfer Agent and Registrar
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ  07660
Shareholder services: 1-800-756-3353
Website: www.chasemellon.com

Legal Counsel
Mitchell W. Legler, P.A.
300A Wharfside Way
Jacksonville, Florida  32207

Independent Auditors
PricewaterhouseCoopers LLP
Jacksonville, Florida

Common stock information
Stein Mart's common stock trades on The Nasdaq Stock Market under the trading symbol SMRT. On March 16, 1999, there were 1,099 stockholders of record.

The following table reflects the high and low sales prices of the common stock for each fiscal quarter in 1997 and 1998 (adjusted for the 2-for-1 stock split in May, 1998.)

(Quarter ending dates)                                      High           Low
--------------------------------------------------------------------------------
March  29, 1997                                           $15.00          $ 9.38
June  28, 1997                                            $16.00          $12.75
September 27, 1997                                        $16.88          $13.00
January 3, 1998                                           $17.06          $11.78

April 4, 1998                                             $18.25          $11.56
July 4, 1998                                              $19.43          $10.88
October 3, 1998                                           $13.50          $ 6.19
January 2, 1999                                           $ 9.81          $ 6.00

The Company intends to reinvest future earnings in the business and accordingly does not anticipate paying dividends in the foreseeable future.

Financial Information

Investor inquiries are welcome. Please contact the Company by letter to request information, including a copy of Stein Mart's Annual Report to the Securities and Exchange Commission on Form 10-K. Additional copies and other financial reports are available without charge upon request from our Stockholder Relations Department at the Company's corporate address, listed above.

To receive Stein Mart information electronically, you may choose to:

o        Access the Stein Mart website at www.steinmart.com
o        E-mail your request to smrt@steinmart.com
o Call 1-800-239-0927 for the latest news release/other information to be faxed directly to you
o Call 904: 346-1500, x. 5888, to leave a recorded request for mailed information and/or hear highlights of the latest news release.

If you are a member of the financial community or the news media and need to address specific financial information, please call Susan Datz Edelman, Director of Stockholder Relations, at (904) 346-1506.