Form 10-K405, Exhibit 13
period 2000-01-01
STEIN MART INC
filed 2000-03-31
CIK 884940


                                Stein Mart, Inc.
                             Selected Financial Data
       (Dollars in Thousands Except Per Share Amounts and Operating Data)


                                                             1999 (1)         1998           1997 (2)         1996           1995
                                                          ------------    ------------    ------------    ------------   -----------
Statement of Income Data:
Net Sales                                                  $1,034,561        $897,821        $792,655        $616,150      $496,006
Cost of Merchandise Sold                                      781,038         677,334         579,747         451,232       366,781
                                                          ------------    -------------   ------------    ------------   -----------
     Gross Profit                                             253,523         220,487         212,908         164,918       129,225
Selling, General and Administrative Expenses                  228,194         195,460         163,953         128,427       105,195
Store Closing and Asset Impairment Charges                     15,906            -               -               -             -
Other Income, Net                                              12,129          10,420           9,243           7,624         6,378
                                                          ------------    ------------    ------------    ------------   -----------
     Income From Operations                                    21,552          35,447          58,198          44,115        30,408
Interest Expense                                                2,485           2,368           1,203           1,567         1,289
                                                          ------------    ------------    ------------     -----------   -----------
Income Before Income Taxes                                     19,067          33,079          56,995          42,548        29,119
Provision For Income Taxes                                      7,245          12,570          22,228          16,594        11,361
                                                          ------------    ------------    ------------     -----------   -----------
     Net Income                                            $   11,822        $ 20,509        $ 34,767        $ 25,954      $ 17,758
                                                          ============    ============    ============     ===========   ===========
Earnings Per Share - Basic (3)                             $     0.26        $   0.45        $   0.75        $   0.58      $   0.40
Earnings Per Share - Diluted (3)                           $     0.26        $   0.44        $   0.73        $   0.56      $   0.38

Selected Operating Data:
Stores Open at End of Period                                      205             182             151             123           100
Average Sales Per Store (000's) (4)                        $    5,663        $  5,958        $  6,261        $  6,176      $  6,129
Average Sales Per Square Foot of Selling Area (5)          $      176        $    185        $    194        $    191      $    189
Comparable Store Net Sales Increase (Decrease) (6)               2.3%            1.2%            7.2%            6.1%         (0.7%)

Balance Sheet Data:
Working Capital                                            $  115,390        $110,985        $110,296        $ 86,588      $ 63,685
Total Assets                                                  352,200         318,012         270,604         218,264       173,517
Long-term Debt                                                   -               -               -                  1             1
Total Stockholders' Equity                                    179,912         177,979         165,803         132,143       101,436

(1) 1999 includes a $20.5 million pre-tax charge for ten store closings and asset impairment expenses. The charge includes $4.6 million for inventory write-downs and $15.9 million primarily for the estimated cost of lease terminations and write-off of leasehold improvements.
(2)    1997 is a 53-week year; all others are 52-week years.
(3) Basic and Diluted Earnings Per Share are presented for all periods in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which the Company adopted in 1997 and have been restated for the two-for-one stock split declared in 1998.
(4) Average sales per store (including sales from leased shoe and fragrance departments) for each period have been calculated by dividing (a) total sales during such period by (b) the number of stores open at the end of such period, in each case exclusive of stores open for less than 12 months. All periods are calculated on a 52-week basis.
(5) Includes sales and selling space of the leased shoe and fragrance departments. Selling area excludes administrative, receiving and storage areas. All periods are calculated on a 52-week basis.
(6) Comparable store information for a period reflects stores open throughout that period and for the full prior year. All periods are calculated on a 52-week basis.



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

Any such forward-looking statements contained herein are subject to risks and uncertainties that could cause the Company's actual results of operations to differ materially from historical results or current expectations. These risks include, without limitation, ongoing competition from other retailers many of whom are larger and have greater financial and marketing resources, the availability of suitable new store sites at acceptable lease terms, ability to successfully implement strategy to exit or improve under-performing stores, changes in the level of consumer spending or preferences in apparel, adequate sources of designer and brand-name merchandise at acceptable prices, and the Company's ability to attract and retain qualified employees to support planned growth.

The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make clear that any projected results expressed or implied therein will not be realized.

The following should be read in conjunction with the "Selected Financial Data" and the notes thereto and the Financial Statements and notes thereto of the Company.

Results of Operations

In October 1999, the Company's Board of Directors approved a plan to improve overall profitability of the Company by closing certain under-performing stores. In accordance with the plan, four stores were closed on December 31, 1999 and six more will be closed during 2000. Pursuant to the plan, the Company recorded a $20.5 million pre-tax charge for store closing and asset impairment expenses. The charge includes $4.6 million, included in cost of merchandise sold, for inventory write-downs resulting from additional markdowns in the four stores that closed in 1999 and markdowns associated with clearance merchandise. The charge also includes $15.9 million for the estimated cost of lease terminations in the amount of $13.4 million and $2.5 million which represents primarily costs to write-down certain leasehold improvements and other assets.

The following table sets forth, for the periods indicated, the percentage of the Company's net sales represented by each line item presented:
                                                            Years Ended
                                                   -----------------------------
                                                    Jan 1,     Jan 2,    Jan 3,
                                                     2000       1999    1998 (1)
                                                   -------    -------  ---------
     Net Sales                                      100.0%     100.0%    100.0%
     Cost of Merchandise Sold                        75.5       75.4      73.1
                                                   -------    -------  ---------
          Gross Profit                               24.5       24.6      26.9
     Selling, General and Administrative Expenses    22.1       21.8      20.7
     Store Closing and Asset Impairment Charges       1.5         -         -
     Other Income, Net                                1.2        1.2       1.1
                                                   -------    -------  ---------
          Income From Operations                      2.1        4.0       7.3
     Interest Expense                                  .3         .3        .1
                                                   -------    -------  ---------
     Income Before Income Taxes                       1.8%       3.7%      7.2%
                                                   =======    =======  =========

       (1) 1997 is a 53-week year; others are 52-week years.

1999 Compared to 1998

In 1999 the Company opened 28 stores and closed five stores bringing to 205 the number of stores in operation at year-end. The five closed stores include four under-performing stores plus one store where the lease term expired and a new location is being considered.

Net sales of $1.035 billion were achieved for the fiscal year 1999, an increase of $136.7 million, or 15.2% percent over net sales of $897.8 million for the fiscal year 1998. The 28 new stores opened in 1999 contributed $76.4 million to net sales. Comparable store net sales increased 2.3 percent over 1998.

Gross profit for 1999 was $253.5 million or 24.5 percent of net sales compared to $220.5 million or 24.6 percent of net sales for 1998. The 0.1 percent decrease in the gross profit percent resulted primarily from the $4.6 million write-down offset by slightly lower markdowns.

Selling, general and administrative expenses were $228.2 million or 22.1 percent of net sales for 1999, as compared to $195.5 million or 21.8 percent of net sales for 1998. The $32.7 million increase in selling, general and administrative expenses is primarily due to the additional stores in operation during 1999 as compared to the number of stores in operation in 1998. The increase of 0.3 percent of net sales is primarily due to increased selling expenses as a percent of net sales resulting from lower per store sales productivity. Included in selling, general and administrative expenses were pre-opening expenses for the 28 stores opened in 1999 in the amount of $4.0 million and for the 32 stores opened in 1998 in the amount of $4.6 million.

Store closing and asset impairment charges of $15.9 million consist primarily of the estimated costs of lease terminations and write-down of certain property and other assets for ten specifically identified stores.

Other income, primarily from in-store leased shoe departments, amounted to $12.1 million in 1999, an increase of $1.7 million over the $10.4 million for 1998. The increase was due to the additional 28 stores opened in 1999.

Interest expense for 1999 was $2.5 million, compared to $2.4 million in 1998. The increase resulted from higher average borrowings offset by slightly lower interest rates during this year compared to last year. The increased borrowings were used to fund operating activities and to repurchase common stock.

Net income for 1999 was $11.8 million or $0.26 per diluted share compared to net income of $20.5 million or $0.44 per diluted share for 1998.

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

Net cash provided by operating activities for 1999 amounted to $23.7 million, compared to $24.1 million for 1998. Net income for 1999 was $11.8 million, a decrease of $8.7 million from net income in 1998. The $34.4 million increase in inventories is primarily related to the new stores opened in 1999. Cash was provided by an $18.2 million increase in accounts payable. In addition, the store closing reserve increased $12.6 million and deferred income taxes decreased $4.7 million.

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

For 1999 and 1998, cash flows used in investing activities amounted to $19.0 million and $21.5 million, respectively, primarily for the acquisition of fixtures, equipment and leasehold improvements for new stores and for information system enhancements.

Cash used in financing activities was $9.9 million for 1999 and $8.3 million for 1998. During 1999, cash was used to repurchase 1,702,300 shares of the Company's common stock for $11.3 million and in 1998, 1,193,500 shares were repurchased for $12.8 million. Included in 1999 is $0.4 million of proceeds from the exercise of stock options and related income tax benefits and $1.0 million of proceeds from the employee stock purchase plan compared to $3.6 million of proceeds from the exercise of stock options and related tax benefits and $0.9 million of proceeds from the employee stock purchase plan in 1998. As of March 6, 2000 the Company repurchased an additional 770,000 shares of its common stock in the open market at a total cost of $3.7 million. As discussed in Note 6 to the financial statements, on March 6, 2000, the Board of Directors authorized the repurchase of an additional 2,500,000 shares.

The cost of opening a typical new store generally ranges from $450,000 to $650,000 for fixtures, equipment, leasehold improvements and pre-opening costs (primarily advertising, stocking and training). Pre-opening costs are expensed at the time of opening. Initial inventory investment for a new store is approximately $1 million (a portion of which is normally financed through vendor credit). The Company's total capital expenditures for 2000 (including amounts budgeted for new store expansion, improvements to existing stores and information system enhancements) are anticipated to be $15-18 million.

The Company may borrow up to $60 million throughout the year and an additional $30 million seasonally under its existing credit agreement. Due to the seasonal nature of the Company's business, the Company's bank borrowings fluctuate during the year, typically reaching their highest levels during the third or fourth quarter, as the Company builds its inventory for the Christmas selling season. At January 1, 2000, there was no loan balance under the agreement. The Company had cash and cash equivalents at January 1, 2000 of $17.1 million.

The Company believes that expected net cash provided by operating activities, bank borrowings and vendor credit will be sufficient to fund anticipated current and long-term capital expenditures and working capital requirements.

Seasonality and Inflation

The Company's business is seasonal in nature with the fourth quarter, which includes the Christmas selling season, historically accounting for the largest percentage of the Company's net sales volume and operating profit. During the past three years, the fourth quarter accounted for an average of 35% of the Company's annual net sales and 65% of the Company's income from operations (before the $20.5 million pre-tax charge for store closing and asset impairment expenses recorded in the fourth quarter of 1999). Accordingly, selling, general and administrative expenses are typically higher as a percent of net sales during the first three quarters of each year.

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

Year 2000 Issue

Beginning in 1997, the Company conducted a comprehensive review of its information technology systems and other equipment and services to determine those which would be impacted by the Year 2000 Issue (i.e., the inability of some technology and equipment to accurately read and process certain dates including all dates in the Year 2000 and thereafter). As a result of this review, the Company developed and successfully completed a program to resolve its Year 2000 issues.

The Company performs system upgrades and purchases new systems, applications, software and hardware in the ordinary course of business and, since 1996, has only purchased software and systems that are Year 2000 compliant or require little modification to remedy Year 2000 issues. As a result, the Company has been able to minimize the financial impact of its Year 2000 costs and such costs have not been material to the Company's financial position, results of operations or cash flows.

The Company has not experienced any Year 2000 difficulties to date. However, there can be no assurance that all of the Company's Year 2000 issues or those of key third parties upon whom the Company relies for goods and services have surfaced. If the Company or its key vendors fail to address future Year 2000 issues in a timely manner, and there are no alternatives available to the Company, then the Company could experience a material adverse impact on its results of operations or financial position.

               Report of Independent Certified Public Accountants


To the Board of Directors
and Stockholders of Stein Mart, Inc.


In our opinion, the financial statements appearing on pages 12 through 21 of this annual report present fairly, in all material aspects, the financial position of Stein Mart, Inc. at January 1, 2000 and January 2, 1999, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PricewaterhouseCoopers LLP
------------------------------
Jacksonville, Florida
February 25, 2000


                                Stein Mart, Inc.
                                  Balance Sheet
                                 (In thousands)



                                                                      January 1,       January 2,
                                                                        2000             1999
                                                                      ----------       ----------
ASSETS
Current assets:
  Cash and cash equivalents                                            $  17,055       $  22,257
  Trade and other receivables                                              4,472           4,580
  Inventories                                                            245,186         210,781
  Prepaid expenses and other current assets                                4,089           4,392
                                                                      ----------       ----------
       Total current assets                                              270,802         242,010

  Property and equipment, net                                             76,503          72,022
  Other assets                                                             4,895           3,980
                                                                      ----------      -----------
       Total assets                                                    $ 352,200       $ 318,012
                                                                      ==========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                     $ 120,640       $ 102,474
  Accrued liabilities                                                     30,086          26,453
  Income taxes payable                                                     4,686           2,098
                                                                      ----------      -----------
      Total current liabilities                                          155,412         131,025

Store closing reserve                                                     12,589             -
Deferred income taxes                                                      4,287           9,008
                                                                      ----------      -----------
      Total liabilities                                                  172,288         140,033

Stockholders' equity:
  Preferred stock - $.01 par value; 1,000,000 shares
    authorized; no shares outstanding
  Common stock - $.01 par value; 100,000,000 shares
    authorized; 43,904,450 shares issued and outstanding
    at January 1, 2000 and 45,371,476 shares issued and
    outstanding at January 2, 1999                                           439             454
  Paid-in capital                                                         21,364          31,238
  Retained earnings                                                      158,109         146,287
                                                                      ----------      -----------
      Total stockholders' equity                                         179,912         177,979
                                                                      ----------      -----------
      Total liabilities and stockholders' equity                       $ 352,200       $ 318,012
                                                                      ==========      ===========

   The accompanying notes are an integral part of these financial statements.


                                Stein Mart, Inc.
                               Statement of Income
                     (In thousands except per share amounts)




                                                                             For The Years Ended
                                                            ---------------------------------------------------

                                                             January 1,           January 2,          January 3,
                                                               2000                 1999                1998
                                                            ----------           ----------          ----------
Net sales                                                   $1,034,561           $  897,821          $  792,655

Cost of merchandise sold                                       781,038              677,334             579,747
                                                            ----------           ----------          ----------
   Gross profit                                                253,523              220,487             212,908

Selling, general and administrative expenses                   228,194              195,460             163,953

Store closing and asset impairment charges                      15,906                 -                   -

Other income, net                                               12,129               10,420               9,243
                                                            ----------           ----------          ----------
   Income from operations                                       21,552               35,447              58,198

Interest expense                                                 2,485                2,368               1,203
                                                            ----------           ----------          ----------

Income before income taxes                                      19,067               33,079              56,995

Provision for income taxes                                       7,245               12,570              22,228
                                                            ----------           ----------          ----------

   Net income                                               $   11,822           $   20,509          $   34,767
                                                            ==========           ==========          ==========


Earnings per share - Basic                                  $     0.26           $     0.45          $     0.75
                                                            ==========           ==========          ==========

Earnings per share - Diluted                                $     0.26           $     0.44          $     0.73
                                                            ==========           ==========          ==========


Weighted-average shares outstanding - Basic                     44,948               45,787              46,158
                                                            ==========           ==========          ==========

Weighted-average shares outstanding - Diluted                   45,307               46,498              47,310
                                                            ==========           ==========          ==========


   The accompanying notes are an integral part of these financial statements.


                                Stein Mart, Inc.
                        Statement of Stockholders' Equity
                                 (In thousands)

                                                                                                          Total
                                                           Common          Paid-in        Retained        Stockholders'
                                                           Stock           Capital        Earnings        Equity
                                                         -----------      -----------    ------------    ------------
Balance at December 28, 1996                              $    456         $ 40,676       $  91,011       $  132,143


   Net income                                                                                34,767           34,767

   Common shares issued under stock
      option plan and related income
      tax benefits                                              10            7,824                            7,834

   Reacquired shares                                            (6)          (8,935)                          (8,941)
                                                         -----------      -----------    ------------    ------------

Balance at January 3, 1998                                     460           39,565         125,778          165,803

   Net income                                                                                20,509           20,509

   Common shares issued under stock
      option plan and related income
      tax benefits                                               4            3,572                            3,576

   Common shares issued under employee
      stock purchase plan                                        1              928                              929

   Reacquired shares                                           (11)         (12,827)                         (12,838)
                                                         -----------      -----------    ------------    ------------

Balance at January 2, 1999                                     454           31,238         146,287          177,979

   Net income                                                                                11,822           11,822

   Common shares issued under stock
      option plan and related income
      tax benefits                                               1              381                              382

   Common shares issued under employee
      stock purchase plan                                        1            1,021                            1,022

   Reacquired shares                                           (17)         (11,276)                         (11,293)
                                                         ------------     -----------    ------------    ------------

Balance at January 1, 2000                                $    439         $ 21,364       $ 158,109       $  179,912
                                                         ============     ===========    ============    ============


The accompanying notes are an integral part of these financial statements.


                                Stein Mart, Inc.
                             Statement of Cash Flows
                                 (In thousands)

                                                                                             For The Years Ended
                                                                                -------------------------------------------
                                                                                 January 1,       January 2,      January 3,
                                                                                   2000             1999            1998
                                                                                ----------       ----------      ----------
Cash flows from operating activities:
    Net income                                                                   $11,822          $20,509         $34,767
    Adjustments to reconcile net income to net cash
         provided by operating activities:
            Depreciation and amortization                                         12,950           10,545           8,766
            Write-down of property and other assets                                2,528              -               -
            (Increase) decrease in:
                Trade and other receivables                                          108           (2,062)           (227)
                Inventories                                                      (34,405)         (35,161)        (36,440)
                Prepaid expenses and other current assets                            303           (2,222)           (296)
                Other assets                                                      (1,845)          (2,750)            (13)

            Increase (decrease) in:
                Accounts payable                                                  18,166           37,461           5,837
                Accrued liabilities                                                3,633            4,926           4,340
                Income taxes payable                                               2,588           (9,353)          7,506
                Store closing reserve                                             12,589              -               -
                Deferred income taxes                                             (4,721)           2,198             998
                                                                                ----------       ----------      ----------
    Net cash provided by operating activities                                     23,716           24,091          25,238

Cash flows used in investing activities:
    Net acquisition of property and equipment                                    (19,029)         (21,480)        (19,703)

Cash flows from financing activities:
    Proceeds from exercise of stock options and related
        income tax benefits                                                          382            3,576           7,834
    Proceeds from employee stock purchase plan                                     1,022              929             -
    Purchase of common stock                                                     (11,293)         (12,838)         (8,941)
                                                                                ----------       ----------      ----------
    Net cash used in financing activities                                         (9,889)          (8,333)         (1,107)
                                                                                ----------       ----------      ----------

Net increase (decrease) in cash and cash equivalents                              (5,202)          (5,722)          4,428
Cash and cash equivalents at beginning of year                                    22,257           27,979          23,551
                                                                                ----------       ----------      ----------
Cash and cash equivalents at end of year                                         $17,055          $22,257         $27,979
                                                                                ==========       ==========      ==========

Supplemental disclosures of cash flow information:
    Interest paid                                                                $ 2,450          $ 1,975         $ 1,153
    Income taxes paid                                                              9,493           18,167           9,296


   The accompanying notes are an integral part of these financial statements.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 1, 2000
            (Dollars in tables in thousands except per share amounts)





1.   Summary of Significant Accounting Policies

At January 1, 2000 the Company operated a chain of 205 off-price retail stores in 28 states. Each store offers women's, men's and children's apparel, as well as accessories, gifts, linens and shoes.

Fiscal Year
The Company's fiscal year ends on the Saturday closest to December 31. Results for 1999 and 1998 are for the 52 weeks ended January 1, 2000 and January 2, 1999, respectively. Results for 1997 are for the 53 weeks ended January 3, 1998.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less.

Inventories
Merchandise inventories are valued at the lower of average cost or market, on a first-in first-out basis, using the retail inventory method.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line method using estimated useful lives of 3-10 years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the lease.

Routine maintenance and repairs are charged to expense when incurred. Major replacements and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. In the event that facts and circumstances indicate that the carrying value of a long-lived asset may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

Pre-Opening Expenses
The Company adopted AICPA Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"), effective January 4, 1998. SOP 98-5, issued April 1998, requires that costs of start-up activities be expensed as incurred. The Company previously capitalized store pre-opening expenses and amortized such amounts over the balance of the fiscal year.

Advertising Expense
Advertising costs are expensed as incurred. Advertising expenses of $35,522,000, $33,731,000 and $27,632,000 are reflected in the Statement of Income for 1999, 1998 and 1997, respectively.

Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 1, 2000
            (Dollars in tables in thousands except per share amounts)

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

A reconciliation of weighted-average number of common shares to weighted-average number of common shares plus common stock equivalents is as follows (000's):

                                                     1999       1998       1997
                                                   --------   --------   -------
Weighted-average number
    of common shares                                44,948     45,787     46,158

Stock options                                          359        711      1,152
                                                   --------   --------   -------

Weighted-average number of common
    shares plus common stock equivalents            45,307     46,498     47,310
                                                   ========   ========   =======

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

2.  Store Closing and Asset Impairment Charges

In October 1999, the Company's Board of Directors approved a plan to improve overall profitability of the Company by closing certain under-performing stores. In accordance with the plan, four stores were closed on December 31, 1999 and six more will be closed during 2000. Pursuant to the plan, the Company recorded a $20.5 million pre-tax charge for store closing and asset impairment expenses. The charge includes $4.6 million, included in cost of merchandise sold, for inventory write-downs resulting from additional markdowns in the four stores that closed in 1999 and markdowns associated with clearance merchandise. The charge also includes $15.9 million for the estimated cost of lease terminations in the amount of $13.4 million (as shown in the following table) and $2.5 million which represents primarily costs to write-down certain leasehold improvements, included in property and equipment, and other assets. Activity in the store closing reserve for 1999 is as follows (in 000's):

                                           1999         Paid in      January 1,
                                         Expense          1999          2000
                                       ----------    -----------   -------------
Store closing reserve                    $13,378       $(789)          $12,589
                                       ==========    ===========   =============

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 1, 2000
            (Dollars in tables in thousands except per share amounts)

3.  Property and Equipment, Net

Property and equipment and the related accumulated depreciation and amortization consist of:

                                                         1999            1998
                                                    ------------    ------------
Furniture, fixtures and
    equipment                                           $105,050        $ 89,643

Building and leasehold
    improvements                                          32,373          30,700

Land                                                         128             128
                                                    ------------    ------------

                                                         137,551         120,471
Less:  accumulated depreciation
    and amortization                                      61,048          48,449
                                                    ------------    ------------

                                                        $ 76,503        $ 72,022
                                                    ============    ============

4.  Accrued Liabilities

The major components of accrued liabilities are as follows:

                                                         1999            1998
                                                    ------------    ------------

Taxes, other than income taxes                           $14,219         $13,755

Salary, wages, bonuses and benefits                        4,944           4,137

Other                                                     10,923           8,561
                                                    ------------    ------------

                                                         $30,086         $26,453
                                                    ============    ============

5.  Notes Payable to Banks

In August 1998, the Company entered into a new credit facility with two banks. This agreement, which expires June 30, 2001, provides a $60 million revolving line of credit and a $30 million seasonal line of credit. The seasonal line of credit is available during the periods March 15 through June 30 and September 15 through December 31 of each year. The agreement includes a $5 million letter of credit facility. In October 1999, the Company amended its loan agreement to extend the expiration date of the letter of credit facility to June 30, 2001.

Interest on the outstanding balance is payable quarterly at 1.50% below the prime rate or .35% over the London Interbank Offering Rate (LIBOR), at the option of the Company. The Company is obligated to pay a quarterly commitment fee of 1/8 percent per annum based on the daily average unused balance of the commitment during the term of the agreement. The agreement also requires the Company to maintain certain financial ratios and meet certain working capital, net worth and indebtedness tests for which the Company is in compliance at January 1, 2000.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 1, 2000
            (Dollars in tables in thousands except per share amounts)

6.   Stockholders' Equity

In August 1999, the Board of Directors authorized the repurchase of an additional 1,500,000 shares of the Company's common stock in the open market, bringing the total repurchases authorized to 5,500,000 shares as of January 1, 2000. During 1999, the Company repurchased 1,702,300 shares of its common stock in the open market at a total cost of $11,293,000. During 1998 and 1997, 1,193,500 and 658,000 shares were repurchased for $12,838,000 and $8,941,000, respectively.

On March 6, 2000, the Board of Directors authorized the repurchase of an additional 2,500,000 shares of the Company's common stock. During the period from January 2, 2000 through March 6, 2000 the Company repurchased an additional 770,000 shares of its common stock in the open market at a total cost of $3.7 million.

7.   Stock Option and Purchase Plans

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


Information regarding these fixed-price option plans for 1999, 1998 and 1997 is as follows:

                                         1999                       1998                        1997
                              -------------------------   -------------------------   -------------------------
                               Number         Weighted-     Number        Weighted-     Number        Weighted-
                                 Of            Average        Of           Average        Of           Average
                               Shares         Exercise      Shares        Exercise      Shares        Exercise
                               (000)            Price        (000)          Price        (000)          Price
                              ----------     ----------   ----------     ----------   ----------     ----------
Options outstanding at
    beginning of year             4,626          $11         5,020           $10         3,412           $5
Options granted                     308            8           542            14         3,124           14
Options exercised                   (57)           4          (469)            4        (1,046)           3
Options forfeited                  (252)          13          (467)           12          (470)          12
                              ----------     ----------   ----------     ----------   ----------     ----------

Options outstanding
    at end of year                4,625           11         4,626            11         5,020           10
                              ==========                  ==========                  ==========

Options exercisable
    at end of year                1,317                      1,148                       1,372



The following table summarizes information about fixed-price stock options outstanding at January 1, 2000:

                                  Options Outstanding                         Options Exercisable
                  ---------------------------------------------------   --------------------------------
                                        Weighted-
                                        Average          Weighted-                          Weighted-
     Range of          Number          Remaining          Average          Number            Average
     Exercise        Outstanding      Contractual         Exercise        Exercisable        Exercise
      Prices            (000)         Life (Years)         Price            (000)             Price
---------------   ---------------   ---------------   ---------------   ---------------   --------------
 $ 2.50 -  5.75         1,066             3.0              $ 4.03             965              $ 3.87

 $ 6.53 -  9.62           721             7.4                7.76             243                7.80

 $10.00 - 13.81         1,983             7.1               13.37             109               10.28

 $14.25 - 16.59           855             7.9               15.25              -                  -
                  ---------------                                       ---------------
                        4,625             6.3              $10.69           1,317              $ 5.12
                  ===============                                       ===============

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, and intends to retain the intrinsic value method of accounting for stock-based compensation which it currently uses. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost of the Company's two stock option plans been determined consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                  1999        1998         1997
                                               ---------   ---------    --------
Net income - as reported                        $11,822     $20,509      $34,767
Net income - pro forma                            8,141      16,979       32,340

Basic earnings per share - as reported            $0.26       $0.45        $0.75
Diluted earnings per share - as reported           0.26        0.44         0.73

Basic earnings per share - pro forma              $0.18       $0.37        $0.70
Diluted earnings per share - pro forma             0.18        0.37         0.68

The effects of applying this Statement for pro forma disclosures are not likely to be representative of the effects on reported net income for future years, for example, because options vest over several years and additional awards are made each year. In determining the pro forma compensation cost, the weighted-average fair value of options granted during 1999, 1998 and 1997 was estimated to be $4, $8 and $8, respectively, using the Black-Scholes options pricing model. The following weighted-average assumptions were used for grants made during 1999, 1998 and 1997: dividend yield of 0.0%, expected volatility of 48.7%, 45.8% and 44.7%, respectively, risk-free interest rate of 6.5%, 5.0% and 6.2%, respectively and expected lives of 7.0 years.

                               STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 1, 2000
            (Dollars in tables in thousands except per share amounts)

The Company has an Employee Stock Purchase Plan (the "Stock Purchase Plan") whereby all employees who complete six months employment with the Company and who work on a full-time basis or are regularly scheduled to work more than 20 hours per week are eligible to participate in the Stock Purchase Plan. Participants in the Stock Purchase Plan are permitted to use their payroll deductions to acquire shares at 85% of the fair market value of the Company's stock determined at either the beginning or end of each option period. Shares eligible under the Plan are limited to 800,000 shares in the aggregate and the Plan will be effective for the years 1997 through 2000, with no more than 200,000 shares being made available in each calendar year. In 1999 and 1998, the participants acquired 172,494 and 81,700 shares of the Company's common stock at $5.92 and $11.37 per share, respectively.

8.   Leased Facilities and Commitments

The Company leases all of its retail and support facilities. Annual store rent is generally comprised of a fixed minimum amount plus a contingent amount based on a percentage of sales exceeding a stipulated amount. Most leases also require additional payments covering real estate taxes, common area costs and insurance.

Rent expense for 1999, 1998 and 1997 was as follows:

                                      1999             1998              1997
                                 ------------     ------------      ------------

Minimum rental                      $44,423           $36,707           $29,915
Contingent rentals                      715               783               751
                                 ------------     ------------      ------------
                                    $45,138           $37,490           $30,666
                                 ============     ============      ============

At January 1, 2000, for the majority of its retail and corporate facilities, the Company was committed under noncancellable leases with remaining terms of up to 20 years. Future minimum payments under noncancellable leases are:

2000                               $ 46,021
2001                                 45,554
2002                                 44,217
2003                                 42,145
2004                                 39,235
Thereafter                          154,306
                                 ------------
                                   $371,478
                                 ============

The Company subleases shoe department and fragrance department space in all of its stores. Sales from leased departments are excluded from sales of the Company. Sublease rental income of $11,388,000, $9,904,000 and $8,798,000 is included in other income, net for 1999, 1998 and 1997, respectively. Total future minimum rental income under these noncancellable subleases is $17,415,000 at January 1, 2000.

                               STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 1, 2000
            (Dollars in tables in thousands except per share amounts)

9.  Employee Benefit Plans

The Company has a defined contribution retirement plan covering employees who are at least 21 years of age and have completed at least one year of service. Under the profit sharing portion of the plan, the Company makes discretionary contributions which vest at a rate of 20 percent per year after three years of service. Under the 401(k) portion of the plan the Company contributes one percent of the employee's compensation and matches 25 percent of the employee's voluntary pre-tax contributions up to a maximum of four percent of the employee's compensation. The Company's base 401(k) contribution vests immediately while the matching portion vests in accordance with the plan's vesting schedule. Total Company contributions under the retirement plan were $1,500,000, $1,301,000 and $1,360,000 for 1999, 1998 and 1997, respectively.

During 1999, the Company implemented an executive split dollar life insurance plan wherein eligible executives are provided with pre-retirement life insurance protection based upon three to five times base salary. Upon retirement, the executive is provided with life insurance protection based upon one and one-half to two and one-half times final base salary. The expense for this plan was $25,000 in 1999.

Also during 1999, the Company implemented an executive deferral plan providing officers and key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer up to 100% of their base compensation and bonuses earned. The Company will match the executives' contributions 100% up to the first 10% of income deferred. The total of participant deferrals, which is reflected in accrued liabilities, was $58,000 at January 1, 2000. The expense for this plan was $57,000 in 1999.

In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At January 1, 2000 the cash surrender value of these policies was $1,302,000 and is included in other assets.

10. Income Taxes

The provision for income taxes for 1999, 1998 and 1997 consisted of:

                               1999                1998                1997
                            ----------          ----------          ----------
Current:
     Federal                  $11,022             $ 9,554             $18,622
     State                        945                 818               2,608
                            ----------          ----------          ----------

Total current                  11,967              10,372              21,230

Deferred:
     Federal                   (4,349)              2,024                 898
     State                       (373)                174                 100
                            ----------          ----------          ----------

Total deferred                 (4,722)              2,198                 998
                            ----------          ----------          ----------

Total income tax expense      $ 7,245             $12,570             $22,228
                            ==========          ==========          ==========

                              STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 1, 2000
            (Dollars in tables in thousands except per share amounts)

Income tax expense differed from the amounts computed by applying the federal statutory rate of 35 percent to income before taxes as follows:

                                       1999            1998             1997
                                   -----------     -----------     -------------
Tax expense at the
     statutory rate                   $6,673         $11,578          $19,948
 State income taxes,
     net of federal benefit              572             992            2,280
                                   -----------     -----------     -------------
                                      $7,245         $12,570          $22,228
                                   ===========     ===========     =============
Effective tax rate                      38.0%           38.0%            39.0%
                                   ==========      ===========     =============

Temporary differences which give rise to deferred tax (assets) and liabilities are as follows:

                                      1999             1998             1997
                                  ------------     ------------     ------------
Excess of tax over
     book depreciation              $10,007           $8,616           $7,102
Store closing reserve                (4,647)             -                -
Inventories                          (1,401)             -                -
Other                                   328              392             (292)
                                  ------------     -------------    ------------

Net deferred tax liability          $ 4,287           $9,008           $6,810
                                  ============     =============    ============

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

In the years ended January 1, 2000, January 2, 1999 and January 3, 1998, such deductions resulted in significant federal and state tax deductions for the Company.

                             STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 January 1, 2000
            (Dollars in tables in thousands except per share amounts)

11. Quarterly Results of Operations (Unaudited)

The following table shows unaudited quarterly results of operations for 1999 and 1998:

                                            Quarter Ended
                   -------------------------------------------------------------
                      Apr. 3,          July 3,         Oct. 2,           Jan. 1,
                       1999             1999             1999             2000
                   -------------------------------------------------------------

Net sales            $212,087         $244,920         $227,625         $349,929
Gross profit           48,643           67,958           48,366           88,556
Net income (loss)         243            9,394           (2,751)           4,936
EPS - Basic          $   0.01         $   0.21         $  (0.06)        $   0.11
EPS - Diluted        $   0.01         $   0.21         $  (0.06)        $   0.11


                                            Quarter Ended
                   -------------------------------------------------------------
                      Apr. 4,          July 4,         Oct. 3,           Jan. 2,
                       1998             1998             1998             1999
                   -------------------------------------------------------------

Net sales            $169,482         $213,967         $192,138         $322,234
Gross profit           39,898           59,269           37,606           83,714
Net income (loss)         183            9,066           (4,724)          15,984
EPS - Basic          $   0.01         $   0.20         $  (0.10)        $   0.35
EPS - Diluted        $   0.01         $   0.19         $  (0.10)        $   0.35

Stein Mart, Inc. Stockholder Information

Corporate headquarters
Stein Mart, Inc.
1200 Riverplace Boulevard
Jacksonville, FL  32207
(904) 346-1500

Notice of annual meeting of stockholders
The annual meeting of stockholders will be held at two o'clock in the afternoon, Monday, May 1, in The Radisson Riverwalk Hotel and Conference Center, 1515 Prudential Drive, Jacksonville, Florida.

Transfer Agent and Registrar
ChaseMellon Shareholder Services, L.L.C.
P. O. Box 3315
South Hackensack, NJ 07606-1915
Shareholder services: 1-800-756-3353
Website: www.chasemellon.com

Legal Counsel
Mitchell W. Legler, P.A.
300A Wharfside Way
Jacksonville, Florida  32207

Independent Auditors
PricewaterhouseCoopers LLP
Jacksonville, Florida

Common stock information
Stein Mart's common stock trades on The Nasdaq Stock Market(R) under the
trading symbol SMRT.   On March 10, 2000, there were 1,115 stockholders of
record.

The following table reflects the high and low sales prices of the common stock for each fiscal quarter in 1998 and 1999 (adjusted for the 2-for-1 stock split in May, 1998.)

(Quarter ending dates)            High    Low
----------------------           ------  ------
April 4, 1998                    $18.25  $11.56
July 4, 1998                     $19.43  $10.88
October 3, 1998                  $13.50  $ 6.19
January 2, 1999                  $ 9.81  $ 6.00

April 3, 1999                    $12.00  $ 6.50
July 3, 1999                     $11.75  $ 8.63
October 2, 1999                  $ 9.69  $ 6.50
January 1, 2000                  $ 7.75  $ 4.88

The Company intends to reinvest future earnings in the business and accordingly does not anticipate paying dividends in the foreseeable future.

Financial information

Investor inquiries are welcome. You many contact the Company by letter to request information, including a copy of Stein Mart's Annual Report to the Securities and Exchange Commission on Form 10-K. Additional copies and other financial reports are available without charge upon request from our Stockholder Relations Department at the Company's corporate address, listed above.

To receive Stein Mart information electronically, you may choose to:

 .  Access the Stein Mart website at www.steinmart.com
 .  E-mail your request to smrt@steinmart.com
 . Call 1-800-239-0927 for current and past news releases to be faxed directly to you, at no charge
 . Call 904: 346-1535, x. 5888, to leave a recorded request for mailed information and/or hear highlights of the latest news release.

If you are a member of the financial community or the news media and need to address specific financial information, please call Susan Datz Edelman, Director of Stockholder Relations, at (904) 346-1506.