Form 10-K405, Exhibit 13
period 2000-12-30
STEIN MART INC
filed 2001-03-30
CIK 884940

                                Stein Mart, Inc.
                             Selected Financial Data
       (Dollars in Thousands Except Per Share Amounts and Operating Data)


                                                        2000 (1)        1999 (2)          1998          1997 (3)          1996
                                                       ----------      ----------      ----------      ----------      ----------
Statement of Income Data:
Net Sales                                              $1,206,624      $1,034,561       $897,821        $792,655        $616,150
Cost of Merchandise Sold                                  896,560         781,038        677,334         579,747         451,232
                                                       ----------      ----------      ----------      ----------      ----------
     Gross Profit                                         310,064         253,523        220,487         212,908         164,918
Selling, General and Administrative Expenses              260,490         228,194        195,460         163,953         128,427
Store Closing and Asset Impairment Charges (Credits)       (3,448)         15,906           -               -               -
Other Income, Net                                          13,766          12,129         10,420           9,243           7,624
                                                       ----------      ----------      ----------      ----------      ----------
     Income From Operations                                66,788          21,552         35,447          58,198          44,115
Interest Expense                                            3,309           2,485          2,368           1,203           1,567
                                                       ----------      ----------      ----------      ----------      ----------
Income Before Income Taxes                                 63,479          19,067         33,079          56,995          42,548
Provision For Income Taxes                                 24,122           7,245         12,570          22,228          16,594
                                                       ----------      ----------      ----------      ----------      ----------
      Net Income                                       $   39,357      $   11,822       $ 20,509        $ 34,767        $ 25,954
                                                       ==========      ==========      ==========      ==========      ==========
Earnings Per Share - Basic (4)                              $0.92           $0.26          $0.45           $0.75           $0.58
Earnings Per Share - Diluted (4)                            $0.91           $0.26          $0.44           $0.73           $0.56

Selected Operating Data:
Stores Open at End of Period                                  226             205            182             151             123
Average Sales Per Store (000's) (5)                    $    6,068      $    5,663       $  5,958        $  6,261        $  6,176
Average Sales Per Square Foot of Selling Area (6)      $      192      $      176       $    185        $    194        $    191
Comparable Store Net Sales Increase (7)                       9.7%            2.3%           1.2%            7.2%            6.1%

Balance Sheet Data:
Working Capital                                        $  120,602      $  117,284       $110,985        $110,296        $ 86,588
Total Assets                                              389,989         354,094        318,012         270,604         218,264
Long-term Debt                                               -               -              -               -                  1
Total Stockholders' Equity                                194,028         179,912        177,979         165,803         132,143


(1) Includes a $3.4 million net pre-tax credit related to store closings. The credit resulted from adjustments to estimated lease obligations for changes in anticipated closing dates and for favorable lease settlements ($2.5 million), unsatisfactory lease negotiations to close two stores ($1.9 million), offset by a $1.0 million charge for the write-down of furniture, fixtures and equipment related to store closings.
(2) Includes a $20.5 million pre-tax charge for ten store closings and asset impairment expenses. The charge includes $4.6 million for inventory write-downs and $15.9 million primarily for the estimated cost of lease terminations and write-off of leasehold improvements.
(3)  1997 is a 53-week year; all others are 52-week years.
(4) Basic and Diluted Earnings Per Share are presented for all periods in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which the Company adopted in 1997 and have been restated for the two-for-one stock split declared in 1998.
(5) Average sales per store (including sales from leased shoe and fragrance departments) for each period have been calculated by dividing (a) total sales during such period by (b) the number of stores open at the end of such period, in each case exclusive of stores open for less than 12 months. All periods are calculated on a 52-week basis.
(6) Includes sales and selling space of the leased shoe and fragrance departments. Selling area excludes administrative, receiving and storage areas. All periods are calculated on a 52-week basis.
(7) Comparable store information for a period reflects stores open throughout that period and for the full prior year. All periods are calculated on a 52-week basis.

                                       43

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

Any such forward-looking statements contained in this Form 10-K are subject to risks and uncertainties that could cause the Company's actual results of operations to differ materially from historical results or current expectations. These risks include, without limitation, ongoing competition from other retailers many of whom are larger and have greater financial and marketing resources, the availability of suitable new store sites at acceptable lease terms, ability to successfully implement strategy to exit or improve under-performing stores, changes in the level of consumer spending or preferences in apparel, adequate sources of designer and brand-name merchandise at acceptable prices, and the Company's ability to attract and retain qualified employees to support planned growth.

The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make clear that any projected results expressed or implied therein will not be realized.

The following should be read in conjunction with the "Selected Financial Data" and the notes thereto and the Financial Statements and notes thereto of the Company.

Results of Operations

In October 1999, the Company's Board of Directors approved a plan to close ten under-performing stores in order to improve overall profitability of the Company. During the fourth quarter of 1999, the Company recorded a $20.5 million pre-tax charge for store closing and asset impairment expenses. The charge included $4.6 million for inventory write-downs and $15.9 million for the estimated cost of lease terminations and write-off of leasehold improvements.

During the fourth quarter of 2000, the Company recorded a net pre-tax credit of $3.4 million related to the store closings which began in 1999. The credit resulted from adjustments to estimated lease obligations for changes in anticipated closing dates and for favorable lease settlements ($2.5 million), unsatisfactory lease negotiations to close two stores ($1.9 million), offset by a $1.0 million charge for the write-down of furniture, fixtures and equipment related to store closings.

The following table sets forth, for the periods indicated, the percentage of the Company's net sales represented by each line item presented:

                                                                             Years Ended
                                                              ------------------------------------------
                                                               Dec. 30,        Jan. 1,         Jan. 2,
                                                                 2000            2000            1999
                                                              ----------      ----------      ----------
     Net Sales                                                  100.0%          100.0%          100.0%
     Cost of Merchandise Sold                                    74.3            75.5            75.4
                                                              ----------      ----------      ----------
          Gross Profit                                           25.7            24.5            24.6
     Selling, General and Administrative Expenses                21.6            22.1            21.8
     Store Closing and Asset Impairment Charges (Credits)        (0.3)            1.5              -
     Other Income, Net                                            1.2             1.2             1.2
                                                              ----------      ----------      ----------
          Income From Operations                                  5.6             2.1             4.0
     Interest Expense                                              .3              .3              .3
                                                              ----------      ----------      ----------
     Income Before Income Taxes                                   5.3%            1.8%            3.7%
                                                              ==========      ==========      ==========

                                       44

2000 Compared to 1999

In 2000 the Company opened 22 stores and closed one store bringing to 226 the number of stores in operation at year-end.

Net sales of $1.207 billion were achieved for the fiscal year 2000, an increase of $172.0 million, or 16.6% percent over net sales of $1.035 billion for the fiscal year 1999. The 22 new stores opened in 2000 contributed $47.4 million to net sales. Comparable store net sales increased 9.7 percent over 1999.

Gross profit for 2000 was $310.1 million or 25.7 percent of net sales compared to $253.5 million or 24.5 percent of net sales for 1999. The 1.2 percent increase in the gross profit percent resulted primarily from lower markdowns as a percent of sales, leveraging occupancy expenses, and the effect of the $4.6 million inventory write-down in 1999.

Selling, general and administrative expenses were $260.5 million or 21.6 percent of net sales for 2000, as compared to $228.2 million or 22.1 percent of net sales for 1999. The $32.3 million increase in selling, general and administrative expenses is primarily due to the additional stores in operation during 2000 as compared to the number of stores in operation in 1999. The decrease of 0.5 percent of net sales is primarily due to improved leveraging of selling and administrative expenses, offset by slightly higher advertising expenses.

Pre-opening expenses for the 22 stores opened in 2000 amounted to $3.4 million and for the 28 stores opened in 1999, amounted to $4.0 million.

Store closing and asset impairment credits of $3.4 million resulted from adjustments to estimated lease obligations for changes in anticipated store closing dates and for favorable lease settlements ($2.5 million), unsatisfactory lease negotiations to close two stores ($1.9 million), offset by a $1.0 million charge for the write-down of furniture, fixtures and equipment related to store closings.

Other income, primarily from in-store leased shoe departments, amounted to $13.8 million in 2000, an increase of $1.7 million over the $12.1 million for 1999. The increase was primarily from the additional stores operated during 2000.

Interest expense for 2000 was $3.3 million, compared to $2.5 million in 1999. The increase resulted from higher average borrowings and higher interest rates during this year compared to last year. The increased borrowings were used to fund operating activities and to repurchase common stock.

Net income for 2000 was $39.4 million or $0.91 per diluted share compared to net income of $11.8 million or $0.26 per diluted share for 1999.

1999 Compared to 1998

In 1999 the Company opened 28 stores and closed five stores bringing to 205 the number of stores in operation at year-end. The five closed stores included four under-performing stores plus one store where the lease term expired.

Net sales of $1.035 billion were achieved for the fiscal year 1999, an increase of $136.7 million, or 15.2% percent over net sales of $897.8 million for the fiscal year 1998. The 28 new stores opened in 1999 contributed $76.4 million to net sales. Comparable store net sales increased 2.3 percent over 1998.

Gross profit for 1999 was $253.5 million or 24.5 percent of net sales compared to $220.5 million or 24.6 percent of net sales for 1998. The 0.1 percent decrease in the gross profit percent resulted primarily from the $4.6 million inventory write-down offset by slightly lower markdowns.

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

Pre-opening expenses for the 28 stores opened in 1999 amounted to $4.0 million and for the 32 stores opened in 1998 amounted to $4.6 million.

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

Net cash provided by operating activities for 2000 amounted to $42.4 million, compared to $23.8 million for 1999. Net income for 2000 was $39.4 million, an increase of $27.6 million over net income in 1999. The $32.3 million increase in inventories is primarily related to the new stores opened in 2000. Cash was provided by a $22.6 million increase in accounts payable and accrued liabilities. The store closing reserve decreased $9.3 million.

Net cash provided by operating activities for 1999 amounted to $23.8 million, compared to $25.5 million for 1998. Net income for 1999 was $11.8 million, a decrease of $8.7 million from net income in 1998. The $34.4 million increase in inventories is primarily related to the new stores opened in 1999. Cash was provided by a $14.6 million increase in accounts payable and cash was used by a $12.6 million increase in the store closing reserve.

For 2000 and 1999, cash flows used in investing activities amounted to $20.9 million and $19.0 million, respectively, primarily for the acquisition of store fixtures, equipment and leasehold improvements and for information system enhancements.

Cash used in financing activities was $26.1 million for 2000 and $10.0 million for 1999. During 2000, cash was used to repurchase 2,910,600 shares of the Company's common stock for $28.4 million and in 1999, 1,702,300 shares were repurchased for $11.3 million. As discussed in Note 6 to the financial statements, on March 5, 2001, the Board of Directors authorized the repurchase of an additional 2,500,000 shares. Included in 2000 and 1999 is $1.4 million and $0.3 million, respectively, of proceeds from the exercise of stock options. Both 2000 and 1999 included $1.0 million of proceeds from the employee stock purchase plan.

The cost of opening a typical new store generally ranges from $450,000 to $650,000 for fixtures, equipment, leasehold improvements and pre-opening costs (primarily advertising, stocking and training). Pre-opening costs are expensed at the time of opening. Initial inventory investment for a new store is approximately $1 million (a portion of which is normally financed through vendor credit). The Company's total capital expenditures for 2001 (including amounts budgeted for new store expansion, improvements to existing stores and information system enhancements) are anticipated to be $22-25 million.

The Company may borrow up to $70 million throughout the year and an additional $30 million seasonally under its existing credit agreement. Due to the seasonal nature of the Company's business, the Company's bank borrowings fluctuate during the year, typically reaching their highest levels during the third or fourth quarter, as the Company builds its inventory for the Christmas selling season. At December 30, 2000, there was no loan balance under the agreement. The agreement requires the Company to maintain certain financial ratios and meet certain working capital, net worth and indebtedness tests. As a result of stock repurchases in the fourth quarter of 2000, the Company was not in compliance with the current ratio requirement at December 30, 2000, but has received a waiver letter from its banks. The Company had cash and cash equivalents at December 30, 2000 of $12.5 million.

The Company believes that expected net cash provided by operating activities, bank borrowings and vendor credit will be sufficient to fund anticipated current and long-term capital expenditures and working capital requirements.

Seasonality and Inflation

The Company's business is seasonal in nature with the fourth quarter, which includes the Christmas selling season, historically accounting for the largest percentage of the Company's net sales volume and operating profit. During the past three years, the fourth quarter accounted for an average of 34% of the Company's annual net sales and 64% of the Company's income from operations (before the $3.4 million pre-tax credit and the $20.5 million pre-tax charge recorded in the fourth quarter of 2000 and 1999, respectively). Accordingly, selling, general and administrative expenses are typically higher as a percent of net sales during the first three quarters of each year.

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

           Report of Independent Certified Public Accountants


To the Board of Directors
and Stockholders of Stein Mart, Inc.


In our opinion, the accompanying financial statements appearing on pages 12 through 22 of this annual report present fairly, in all material respects, the financial position of Stein Mart, Inc. at December 30, 2000 and January 1, 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
------------------------------
Jacksonville, Florida
February 28, 2001

                                Stein Mart, Inc.
                                  Balance Sheet
                                 (In thousands)

                                                                     December 30,         January 1,
                                                                         2000                2000
                                                                    --------------      --------------
ASSETS
Current assets:
      Cash and cash equivalents                                         $ 12,526            $ 17,055
      Trade and other receivables                                          4,758               4,472
      Inventories                                                        277,453             245,186
      Prepaid expenses and other current assets                            7,703               5,983
                                                                    --------------      --------------
            Total current assets                                         302,440             272,696

Property and equipment, net                                               82,006              76,503
Other assets                                                               5,543               4,895
                                                                    --------------      --------------
            Total assets                                                $389,989            $354,094
                                                                    ==============      ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                                  $121,578            $117,113
      Accrued liabilities                                                 51,756              33,613
      Income taxes payable                                                 8,504               4,686
                                                                    --------------      --------------
            Total current liabilities                                    181,838             155,412

Store closing reserve                                                      3,308              12,589
Deferred income taxes                                                     10,815               6,181
                                                                    --------------      --------------
            Total liabilities                                            195,961             174,182

Stockholders' equity:
      Preferred stock - $.01 par value; 1,000,000 shares
         authorized; no shares outstanding
      Common stock - $.01 par value; 100,000,000 shares
         authorized; 41,454,181 shares issued and outstanding
         at December 30, 2000 and 43,904,450 shares issued and
         outstanding at January 1, 2000                                      415                 439
      Paid-in capital                                                       -                 21,364
      Retained earnings                                                  193,613             158,109
                                                                    --------------      --------------
            Total stockholders' equity                                   194,028             179,912
                                                                    --------------      --------------
            Total liabilities and stockholders' equity                  $389,989            $354,094
                                                                    ==============      ==============

   The accompanying notes are an integral part of these financial statements.

                                Stein Mart, Inc.
                               Statement of Income
                     (In thousands except per share amounts)



                                                                              For The Years Ended
                                                             ------------------------------------------------------
                                                              December 30,         January 1,          January 2,
                                                                  2000                2000                1999
                                                             --------------      --------------      --------------
Net sales                                                      $1,206,624          $1,034,561            $897,821

Cost of merchandise sold                                          896,560             781,038             677,334
                                                             --------------      --------------      --------------
    Gross profit                                                  310,064             253,523             220,487

Selling, general and administrative expenses                      260,490             228,194             195,460

Store closing and asset impairment charges (credits)               (3,448)             15,906                -

Other income, net                                                  13,766              12,129              10,420
                                                             --------------      --------------      --------------
    Income from operations                                         66,788              21,552              35,447

Interest expense                                                    3,309               2,485               2,368
                                                             --------------      --------------      --------------
Income before income taxes                                         63,479              19,067              33,079

Provision for income taxes                                         24,122               7,245              12,570
                                                             --------------      --------------      --------------
    Net income                                                 $   39,357          $   11,822            $ 20,509
                                                             ==============      ==============      ==============
Earnings per share - Basic                                          $0.92               $0.26               $0.45
                                                             ==============      ==============      ==============
Earnings per share - Diluted                                        $0.91               $0.26               $0.44
                                                             ==============      ==============      ==============
Weighted-average shares outstanding - Basic                        42,909              44,948              45,787
                                                             ==============      ==============      ==============
Weighted-average shares outstanding - Diluted                      43,409              45,307              46,498
                                                             ==============      ==============      ==============

   The accompanying notes are an integral part of these financial statements.

                                Stein Mart, Inc.
                        Statement of Stockholders' Equity
                                 (In thousands)

                                                                                                            Total
                                                Common              Paid-in            Retained          Stockholders'
                                                 Stock              Capital            Earnings             Equity
                                            --------------      --------------      --------------      --------------
Balance at January 3, 1998                          $460             $39,565            $125,778            $165,803

   Net income                                                                             20,509              20,509

   Common shares issued under stock
      option plan and related income
      tax benefits                                     4               3,572                                   3,576

   Common shares issued under employee
      stock purchase plan                              1                 928                                     929

   Reacquired shares                                 (11)            (12,827)                                (12,838)
                                            --------------      --------------      --------------      --------------
Balance at January 2, 1999                           454              31,238             146,287             177,979

   Net income                                                                             11,822              11,822

   Common shares issued under stock
      option plan and related income
      tax benefits                                     1                 381                                     382

   Common shares issued under employee
      stock purchase plan                              1               1,021                                   1,022

   Reacquired shares                                 (17)            (11,276)                                (11,293)
                                            --------------      --------------      --------------      --------------
Balance at January 1, 2000                           439              21,364             158,109             179,912

   Net income                                                                             39,357              39,357

   Common shares issued under stock
      option plan and related income
      tax benefits                                     3               2,192                                   2,195

   Common shares issued under employee
      stock purchase plan                              2                 955                                     957

   Reacquired shares                                 (29)            (24,511)             (3,853)            (28,393)
                                            --------------      --------------      --------------      --------------
Balance at December 30, 2000                        $415             $  -               $193,613            $194,028
                                            ==============      ==============      ==============      ==============

   The accompanying notes are an integral part of these financial statements.

                                Stein Mart, Inc.
                             Statement of Cash Flows
                                 (In thousands)

                                                                                       For The Years Ended
                                                                      ------------------------------------------------------
                                                                       December 30,         January 1,          January 2,
                                                                           2000                2000                1999
                                                                      --------------      --------------      --------------
Cash flows from operating activities:
    Net income                                                             $39,357             $11,822             $20,509
    Adjustments to reconcile net income to net cash
         provided by operating activities:
             Depreciation and amortization                                  14,373              12,950              10,545
             Write-down of property and other assets                         1,038               2,528                -
             Tax benefit from exercise of stock options                        810                  96               1,421
             (Increase) decrease in:
                   Trade and other receivables                                (286)                108              (2,062)
                   Inventories                                             (32,267)            (34,405)            (35,161)
                   Prepaid expenses and other current assets                (1,720)             (1,591)             (2,222)
                   Other assets                                               (648)             (1,845)             (2,750)

             Increase (decrease) in:
                   Accounts payable                                          4,465              14,639              37,461
                   Accrued liabilities                                      18,143               7,160               4,926
                   Income taxes payable                                      3,818               2,588              (9,353)
                   Store closing reserve                                    (9,281)             12,589                -
                   Deferred income taxes                                     4,634              (2,827)              2,198
                                                                      --------------      --------------      --------------
    Net cash provided by operating activities                               42,436              23,812              25,512

Cash flows used in investing activities:
    Net acquisition of property and equipment                              (20,914)            (19,029)            (21,480)

Cash flows from financing activities:
    Proceeds from exercise of stock options                                  1,385                 286               2,155
    Proceeds from employee stock purchase plan                                 957               1,022                 929
    Purchase of common stock                                               (28,393)            (11,293)            (12,838)
                                                                      --------------      --------------      --------------
    Net cash used in financing activities                                  (26,051)             (9,985)             (9,754)
                                                                      --------------      --------------      --------------
Net decrease in cash and cash equivalents                                   (4,529)             (5,202)             (5,722)
Cash and cash equivalents at beginning of year                              17,055              22,257              27,979
                                                                      --------------      --------------      --------------
Cash and cash equivalents at end of year                                   $12,526             $17,055             $22,257
                                                                      ==============      ==============      ==============

Supplemental disclosures of cash flow information:
    Interest paid                                                          $ 3,141             $ 2,450             $ 1,975
    Income taxes paid                                                       16,887               9,493              18,167

   The accompanying notes are an integral part of these financial statements.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 30, 2000
            (Dollars in tables in thousands except per share amounts)


1.  Summary of Significant Accounting Policies

At December 30, 2000 the Company operated a chain of 226 off-price retail stores in 29 states. Each store offers women's, men's and children's apparel, as well as accessories, gifts, linens and shoes.

Fiscal Year
The Company's fiscal year ends on the Saturday closest to December 31. Results for 2000, 1999 and 1998 are for the 52 weeks ended December 30, 2000, January 1, 2000 and January 2, 1999.

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

Pre-Opening Expenses
Pre-opening costs are expensed as incurred.

Advertising Expense
Advertising costs are expensed as incurred. Advertising expenses of $43,092,000, $35,522,000 and $33,731,000 are reflected in the Statement of Income for 2000, 1999 and 1998, respectively.

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

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 30, 2000
            (Dollars in tables in thousands except per share amounts)

A reconciliation of weighted-average number of common shares to weighted-average number of common shares plus common stock equivalents is as follows (000's):

                                              2000          1999          1998
                                            --------      --------      --------
Weighted-average number of common shares     42,909        44,948        45,787
Stock options                                   500           359           711
                                            --------      --------      --------
Weighted-average number of common
    shares plus common stock equivalents     43,409        45,307        46,498
                                            ========      ========      ========

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

Reclassifications
Certain amounts in 1999 have been reclassified to conform to the 2000 presentation.

2.  Store Closing and Asset Impairment Charges and Credits

In October 1999, the Company's Board of Directors approved a plan to close ten under-performing stores in order to improve overall profitability of the Company. During the fourth quarter of 1999, the Company recorded a $20.5 million pre-tax charge for store closing and asset impairment expenses. The charge included $4.6 million, included in cost of merchandise sold, for inventory write-downs resulting from additional markdowns in four stores that were closed in 1999 and markdowns associated with clearance merchandise. The charge also included $15.9 million for the estimated cost of lease terminations in the amount of $13.4 million and $2.5 million which represented primarily costs to write-down certain leasehold improvements included in property and equipment.

During the fourth quarter of 2000, the Company recorded a net pre-tax credit of $3.4 million related to the store closings which began in 1999. The credit resulted from adjustments to estimated lease obligations for changes in anticipated closing dates and for favorable lease settlements ($2.5 million), unsatisfactory lease negotiations to close two stores ($1.9 million), offset by a $1.0 million charge for the write-down of furniture, fixtures and equipment related to store closings. One of these two stores will close in 2002 and the other is being reevaluated due to its improved performance.

The store closing reserve at December 30, 2000 includes estimated closing costs for three stores that will close in 2001 and the remaining lease obligations for two previously closed stores. Payments during 2000 include lease termination and ongoing lease costs. Activity in the store closing reserve is as follows:

Balance at January 1, 2000                                 $12,589
Adjustments                                                 (4,485)
Payments                                                    (2,067)
                                                         -----------
                                                             6,037
Less current portion (included in Accrued Liabilities)      (2,729)
                                                         -----------
Balance at December 30, 2000                               $ 3,308
                                                         ===========

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 30, 2000
            (Dollars in tables in thousands except per share amounts)

3.  Property and Equipment, Net

Property and equipment and the related accumulated depreciation and amortization consist of:

                                                         2000            1999
                                                      ----------      ----------
Furniture, fixtures and equipment                      $116,647        $105,050
Building and leasehold improvements                      39,510          32,373
Land                                                       -                128
                                                      ----------      ----------
                                                        156,157         137,551
Less:  accumulated depreciation and amortization         74,151          61,048
                                                      ----------      ----------
                                                       $ 82,006        $ 76,503
                                                      ==========      ==========

4.  Accrued Liabilities

The major components of accrued liabilities are as follows:

                                                         2000            1999
                                                      ----------      ----------
Taxes, other than income taxes                          $18,836         $14,219
Salary, wages, bonuses and benefits                      11,966           8,471
Current portion of store closing reserve                  2,729            -
Other                                                    18,225          10,923
                                                      ----------      ----------
                                                        $51,756         $33,613
                                                      ==========      ==========

5.  Notes Payable to Banks

In August 1998, the Company entered into a new credit facility with two banks. This agreement, which expires June 30, 2001, provides a $60 million revolving line of credit and a $30 million seasonal line of credit. In November 2000, this agreement was amended to provide an additional $10 million line of credit. The seasonal line of credit is available during the periods March 15 through June 30 and September 15 through December 31 of each year. The agreement includes a $5 million letter of credit facility. In October 1999, the Company amended its loan agreement to extend the expiration date of the letter of credit facility to June 30, 2001.

Interest on the outstanding balance is payable quarterly at 1.50% below the prime rate or .35% over the London Interbank Offering Rate (LIBOR), at the option of the Company. The additional $10 million line of credit bears interest at .875% over the LIBOR. The Company is obligated to pay a quarterly commitment fee of 1/8 percent per annum based on the daily average unused balance of the commitment during the term of the agreement. The agreement also requires the Company to maintain certain financial ratios and meet certain working capital, net worth and indebtedness tests. As a result of stock repurchases in the fourth quarter of 2000, the Company was not in compliance with the current ratio requirement at December 30, 2000, but has received a waiver letter from its banks.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 30, 2000
            (Dollars in tables in thousands except per share amounts)

6.  Stockholders' Equity

During 2000, the Company repurchased 2,910,600 shares of its common stock in the open market at a total cost of $28,393,000. During 1999 and 1998, 1,702,300 and 1,193,500 shares were repurchased for $11,293,000 and $12,838,000, respectively.

On March 5, 2001, the Board of Directors authorized the repurchase of an additional 2,500,000 shares of the Company's common stock. During the period from December 31, 2000 through March 2, 2001 the Company repurchased an additional 337,800 shares of its common stock in the open market at a total cost of $3,366,000, leaving a balance of 2,624,800 shares which can be repurchased pursuant to the Board of Directors' current authorizations.

7.  Stock Option and Purchase Plans

The Company has an Employee Stock Plan which provides that shares of common stock may be granted to certain key employees through non-qualified stock options, incentive stock options, stock appreciation rights and restricted stock. The Compensation Committee of the Board of Directors determines the exercise price of options which cannot be less than the fair market value on the date of grant for incentive stock options or 50% of the fair market value for non-qualified options. One-third of the options granted become exercisable on each of the third, fourth and fifth anniversary dates of grant and expire ten years after the date of grant. No stock appreciation rights or restricted stock awards have been granted under this plan.

The Company also has a Director Stock Option Plan which provides that common stock may be issued to outside directors through stock options which are exercisable at a price equal to the fair market value at the date of grant and which become exercisable on the same basis as options issued under the Employee Stock Plan.

In March 2001, the Company's Board of Directors adopted, subject to shareholder approval at their annual meeting on May 7, 2001, a new stock option plan (the "Omnibus Plan") with options available under the plan for 4,500,000 shares of the Company's common stock. The Omnibus Plan, which has a 10-year term, will replace the Company's existing Employee Stock and Director Stock Option Plans.

Information regarding these fixed-price option plans for 2000, 1999 and 1998 is as follows:

                                         2000                             1999                             1998
                             ----------------------------      ----------------------------      ----------------------------
                                Number         Weighted-          Number         Weighted-          Number         Weighted-
                                  Of            Average             Of            Average             Of            Average
                                Shares         Exercise           Shares         Exercise           Shares         Exercise
                                (000)            Price            (000)            Price            (000)            Price
                             -----------      -----------      -----------      -----------      -----------      -----------
Options outstanding at
    beginning of year           4,625             $11             4,626             $11             5,020             $10
Options granted                   614               9               308               8               542              14
Options exercised                (260)              5               (57)              4              (469)              4
Options forfeited                (396)             13              (252)             13              (467)             12
                             -----------      -----------      -----------      -----------      -----------      -----------
Options outstanding
    at end of year              4,583             $11             4,625             $11             4,626             $11
                             ===========      ===========      ===========      ===========      ===========      ===========
Options exercisable
    at end of year              1,870                             1,317                             1,148
                             ===========                       ===========                       ===========

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 30, 2000
            (Dollars in tables in thousands except per share amounts)

The following table summarizes information about fixed-price stock options outstanding at December 30, 2000:


                                           Options Outstanding                                    Options Exercisable
                       ------------------------------------------------------------      --------------------------------------
                                                Weighted-
                                                 Average               Weighted-                                   Weighted-
    Range of                 Number             Remaining               Average                Number               Average
    Exercise              Outstanding          Contractual              Exercise             Exercisable            Exercise
     Prices                  (000)             Life (Years)              Price                 (000)                 Price
----------------       ----------------      ----------------      ----------------      ----------------      ----------------
 $ 2.50 -  5.75              1,140                 3.9                  $ 4.39                  838                 $ 3.98
 $ 6.53 -  9.62                710                 6.8                    7.89                  249                   7.84
 $10.00 - 13.81              1,975                 6.2                   13.38                  679                  13.17
 $14.25 - 16.59                758                 7.4                   15.47                  104                  14.56
                       ----------------      ----------------      ----------------      ----------------      ----------------
                             4,583                 5.9                  $10.64                1,870                 $ 8.42
                       ================      ================      ================      ================      ================


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

                                                   2000            1999            1998
                                                ----------      ----------      ----------
Net income - as reported                         $39,357         $11,822         $20,509
Net income - pro forma                            36,466           8,141          16,979

Basic earnings per share - as reported             $0.92           $0.26           $0.45
Diluted earnings per share - as reported            0.91            0.26            0.44

Basic earnings per share - pro forma               $0.85           $0.18           $0.37
Diluted earnings per share - pro forma              0.84            0.18            0.37


The effects of applying this Statement for pro forma disclosures are not likely to be representative of the effects on reported net income for future years, for example, because options vest over several years and additional awards are made each year. In determining the pro forma compensation cost, the weighted-average fair value of options granted during 2000, 1999 and 1998 was estimated to be $5, $4 and $8, respectively, using the Black-Scholes options pricing model. The following weighted-average assumptions were used for grants made during 2000, 1999 and 1998: dividend yield of 0.0%, expected volatility of 51.1%, 48.7% and 45.8%, respectively, risk-free interest rate of 5.2%, 6.5% and 5.0%, respectively and expected lives of 7.0 years.

The Company has an Employee Stock Purchase Plan (the "Stock Purchase Plan") whereby all employees who complete six months employment with the Company and who work on a full-time basis or are regularly scheduled to work more than 20 hours per week are eligible to participate in the Stock Purchase Plan. Participants in the Stock Purchase Plan are permitted to use their payroll deductions to acquire shares at 85% of the fair market value of the Company's stock determined at either the beginning or end of each option period. In 2000, 1999 and 1998, the participants acquired 198,051 shares, 172,494 shares and 81,700 shares of the Company's common stock at $4.83, $5.92 and $11.37 per share, respectively.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 30, 2000
            (Dollars in tables in thousands except per share amounts)

In November 2000, the Company's Board of Directors adopted, subject to shareholder approval at their annual meeting on May 7, 2001, an amendment to the Stock Purchase Plan, increasing the number of shares eligible for issuance under the Plan by 1,000,000 and extending the Plan until December 31, 2005.

8.  Leased Facilities and Commitments

The Company leases all of its retail and support facilities. Annual store rent is generally comprised of a fixed minimum amount plus a contingent amount based on a percentage of sales exceeding a stipulated amount. Most leases also require additional payments covering real estate taxes, common area costs and insurance.

Rent expense for 2000, 1999 and 1998 was as follows:

                                         2000            1999            1998
                                      ----------      ----------      ----------
Minimum rental                         $48,329         $44,423         $36,707
Contingent rentals                         689             715             783
                                      ----------      ----------      ----------
                                       $49,018         $45,138         $37,490
                                      ==========      ==========      ==========

At December 30, 2000, for the majority of its retail and corporate facilities, the Company was committed under noncancellable leases with remaining terms of up to 20 years. Future minimum payments under noncancellable leases are:

2001                                   $ 51,122
2002                                     49,492
2003                                     47,516
2004                                     44,622
2005                                     40,891
Thereafter                              155,584
                                       ----------
                                       $389,227
                                       ==========

The Company subleases shoe department and fragrance department space in all of its stores. Sales from leased departments are excluded from sales of the Company. Sublease rental income of $12,710,000, $11,388,000 and $9,904,000 is included in other income, net for 2000, 1999 and 1998, respectively. Total future minimum rental income under these noncancellable subleases is $16,344,000 at December 30, 2000.

9.  Employee Benefit Plans

The Company has a defined contribution retirement plan covering employees who are at least 21 years of age and have completed at least one year of service. Under the profit sharing portion of the plan, the Company makes discretionary contributions which vest at a rate of 20 percent per year after three years of service. Under the 401(k) portion of the plan the Company contributes one percent of the employee's compensation and matches 25 percent of the employee's voluntary pre-tax contributions up to a maximum of four percent of the employee's compensation. The Company's base 401(k) contribution vests immediately while the matching portion vests in accordance with the plan's vesting schedule. Total Company contributions under the retirement plan were $1,750,000, $1,500,000 and $1,301,000 for 2000, 1999 and 1998, respectively.

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 30, 2000
            (Dollars in tables in thousands except per share amounts)

During 1999, the Company implemented an executive split dollar life insurance plan wherein eligible executives are provided with pre-retirement life insurance protection based upon three to five times base salary. Upon retirement, the executive is provided with life insurance protection based upon one and one-half to two and one-half times final base salary. The expense for this plan was $248,000 in 2000 and $25,000 in 1999.

Also during 1999, the Company implemented an executive deferral plan providing officers and key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer up to 100% of their base compensation and bonuses earned. The Company will match the executives' contributions 100% up to the first 10% of income deferred. The total of participant deferrals, which is reflected in accrued liabilities, was $377,000 at December 30, 2000 and $58,000 at January 1, 2000. The expense for this plan was $486,000 in 2000 and $57,000 in 1999.

In connection with the above two plans, whole life insurance contracts were purchased on the related participants. At December 30, 2000 and January 1, 2000 the cash surrender value of these policies was $1,949,000 and $1,302,000, respectively, and is included in other assets.

10.  Income Taxes

The provision for income taxes for 2000, 1999 and 1998 consisted of:


                                                2000            1999            1998
                                             ----------      ----------      ----------
Current:
     Federal                                  $19,537         $11,022         $ 9,554
     State                                      1,675             945             818
                                             ----------      ----------      ----------
     Total current                             21,212          11,967          10,372
                                             ----------      ----------      ----------
Deferred:
     Federal                                    2,680          (4,349)          2,024
     State                                        230            (373)            174
                                             ----------      ----------      ----------
     Total deferred                             2,910          (4,722)          2,198
                                             ----------      ----------      ----------
Provision for income taxes                    $24,122         $ 7,245         $12,570
                                             ==========      ==========      ==========


Income tax expense differed from the amounts computed by applying the federal statutory rate of 35 percent to income before taxes as follows:


                                                2000            1999            1998
                                             ----------      ----------      ----------
Federal tax at the statutory rate             $22,218         $ 6,673         $11,578
State income taxes, net of federal benefit      1,904             572             992
                                             ----------      ----------      ----------
                                              $24,122         $ 7,245         $12,570
                                             ==========      ==========      ==========
Effective tax rate                               38.0%           38.0%           38.0%
                                             ==========      ==========      ==========

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 30, 2000
            (Dollars in tables in thousands except per share amounts)

Temporary differences which give rise to deferred tax assets and liabilities are as follows:

                                                    2000            1999
                                                 ----------      ----------
Deferred tax assets:
     Store closing reserve                         $ 2,294         $ 4,647
     Inventories                                     1,948           1,401
     Accrued liabilities                             1,393           1,101
                                                 ----------      ----------
                                                     5,635           7,149
                                                 ----------      ----------
Deferred tax liabilities:
     Depreciation                                   11,852          10,007
     Prepaid expenses and other current assets         760             912
     Other                                             220             517
                                                 ----------      ----------
                                                    12,832          11,436
                                                 ----------      ----------
Net deferred tax liability                         $(7,197)        $(4,287)
                                                 ==========      ==========

Deferred tax assets and liabilities are reflected on the Company's consolidated balance sheet as follows:

                                                    2000            1999
                                                 ----------      ----------
Current deferred tax assets (included in           $ 3,618         $ 1,894
     Prepaid expenses and other current assets)
Non-current deferred tax liabilities               (10,815)         (6,181)
                                                 ----------      ----------
Net deferred tax liabilities                       $(7,197)        $(4,287)
                                                 ==========      ==========

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

                                STEIN MART, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 30, 2000
            (Dollars in tables in thousands except per share amounts)

11.  Quarterly Results of Operations (Unaudited)

The following table shows unaudited quarterly results of operations for 2000 and 1999:

                                              Quarter Ended
                         -------------------------------------------------------
                           Apr. 1,       Jul. 1,       Sept. 30,       Dec. 30,
                            2000          2000           2000           2000
                         -------------------------------------------------------
Net sales                 $245,451      $291,188       $267,561        $402,424
Gross profit                57,155        82,279         63,077         107,553
Net income                     999        13,830          2,082          22,446
EPS - Basic                  $0.02         $0.32          $0.05           $0.53
EPS - Diluted                $0.02         $0.32          $0.05           $0.52



                                              Quarter Ended
                         -------------------------------------------------------
                           Apr. 3,       Jul. 3,        Oct. 2,         Jan. 1,
                            1999          1999           1999            2000
                         -------------------------------------------------------
Net sales                 $212,087      $244,920       $227,625        $349,929
Gross profit                48,643        67,958         48,366          88,556
Net income (loss)              243         9,394         (2,751)          4,936
EPS - Basic                  $0.01         $0.21         $(0.06)          $0.11
EPS - Diluted                $0.01         $0.21         $(0.06)          $0.11

                    Stein Mart, Inc. Stockholder Information

Corporate headquarters
Stein Mart, Inc.
1200 Riverplace Boulevard
Jacksonville, FL  32207
(904) 346-1500

Notice of annual meeting of stockholders
The annual meeting of stockholders will be held at two o'clock in the afternoon, Monday, May 7, 2001 in The Radisson Riverwalk Hotel, 1515 Prudential Drive, Jacksonville, Florida.

Transfer Agent and Registrar
Mellon Investor Services LLC
P. O. Box 3315
South Hackensack, NJ 07606-1915
Shareholder services: 1-800-756-3353
Website: www.mellon-investor.com

Legal Counsel
Mitchell W. Legler, P.A.
300A Wharfside Way
Jacksonville, Florida  32207

Independent Auditors
PricewaterhouseCoopers LLP
Jacksonville, Florida

Common stock information
Stein Mart's common stock trades on The Nasdaq Stock Market(R) under the trading symbol SMRT. On March 16 , 2001, there were 1,109 stockholders of record.

The following table reflects the high and low sales prices of the common stock for each fiscal quarter in 1999 and 2000.

(Quarter ending dates)                        High           Low
-----------------------------------------------------------------
April 3, 1999                                $12.00         $6.50
July 3, 1999                                 $11.75         $8.63
October 2, 1999                              $ 9.69         $6.50
January 1, 2000                              $ 7.75         $4.88

April 1, 2000                                $ 8.25         $4.00
July 1, 2000                                 $10.63         $6.48
September 30, 2000                           $13.38         $9.75
December 30, 2000                            $15.88         $8.94

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

To receive Stein Mart information electronically, you may choose to:

             Access the Stein Mart website at www.steinmart.com to find current and past news releases, SEC filings, current stock price and stock history or to sign up for automatic notification of Stein Mart news and events. E-mail your request to dgaskins@steinmart.com. Call 904: 346-1500, x. 5888, to leave a recorded request for mailed information and/or hear highlights of the latest news release.

If you are a member of the financial community or the news media and need to address specific financial information, please call Susan Datz Edelman, Director of Stockholder Relations, at (904) 346-1506.